
04020757



# NORTH CENTRAL BANCSHARES, INC.

*Holding Company for*





First Federal Savings Bank
OF IOWA


Celebrating
50 Years
of Service

# 2003 ANNUAL REPORT

## TABLE OF CONTENTS



This Annual Report to Shareholders contains certain forward looking statements consisting of estimates with respect to the financial condition, results of operations (including noninterest expense and availability of potential tax credits) and business of the Company that are subject to various factors which could cause actual results to differ materially from these estimates. These factors include changes in general, economic and market conditions, the development of an adverse interest rate environment that adversely affects the interest rate spread or other income anticipated from the Company's operations and investments, and changes in depositor preferences for financial products. The Company does not undertake to update any forward looking statement, whether written or oral, that may be made from time to time by or on behalf of the Company.

THIS PAGE INTENTIONALLY LEFT BLANK

# North Central Bancshares, Inc.

825 Central Avenue • PO Box 1237
Fort Dodge, Iowa 50501-1237

## MESSAGE OF THE CHAIRMAN, PRESIDENT AND CHIEF EXECUTIVE OFFICER

Dear Shareholders:

We are pleased to report to you the operating results of North Central Bancshares, Inc. ("North Central Bancshares" or the "Company") for the year ended December 31, 2003. North Central Bancshares is the holding company for First Federal Savings Bank of Iowa (the "Bank).

For the year ended December 31, 2003, North Central Bancshares' net income was $5,848,000 or $3.48 diluted earnings per share, as compared to $5,865,000, or $3.37 diluted earnings per share, for the year ended December 31, 2002. Some of our achievements during the past year include:

### 2003 HIGHLIGHTS

* Total earnings per share, assets and loans reached new Company highs.
    - Diluted earnings per share reached a new high of $3.48.
    - Total assets grew to a new high of $424.0 million.
    - Total net loans increased $21.8 million.

* Repurchased a total of 94,700 shares or 5.8% of outstanding stock during the year ended December 31, 2003.

* Increased quarterly dividends in April, 2003 to $0.21 per share, a 16.7% increase.

* Moved into a newly constructed 5,000 sq. ft. full service office in Ankeny, Iowa.

* Opened a new office in Clive, Iowa and began construction on a permanent 5,000 sq. ft. full service facility.

* Completed construction on a $1.6 million 23 unit Low Income Housing Tax Credit elderly apartment building in Fort Dodge and achieved 100% leaseup.

* Originated a record $118 million of Single Family Mortgage Loans.

Sadly, on another note, Director KaRene Egemo lost her valiant battle against cancer on February 18, 2004. During KaRene's 11 year tenure as a director she was an important part of the evolution of the Company from a mutual savings and loan to a fully stock savings bank holding company. We will sorely miss her wise counsel and positive attitude. KaRene was a very special person and we extend our condolences to her family.

I want to thank our outstanding staff who helped make 2003 another successful year for the Company. The directors, officers and staff of North Central Bancshares, and its subsidiary, First Federal Savings Bank of Iowa, wish to thank you for your continued interest and support. We remain committed to increasing shareholder value.

Sincerely,



David M. Bradley, CPA
Chairman, President and Chief Executive Officer

## SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

The selected consolidated financial and other data of North Central Bancshares, Inc. set forth below is derived in part from, and should be read in conjunction with, the Consolidated Financial Statements and Notes thereto presented elsewhere in this Annual Report.

| | At December 31, | | | | |
|---|---|---|---|---|---|
| | 2003 | 2002 | 2001 | 2000 | 1999 |
| | | | (In thousands) | | |
| **Selected Consolidated Financial Condition Data:** | | | | | |
| Total assets | $ 424,009 | $ 403,872 | $ 379,375 | $ 388,998 | $ 367,433 |
| Cash (noninterest-bearing) | 2,894 | 2,143 | 2,259 | 2,519 | 8,542 |
| Loans receivable, net:(1) | | | | | |
| First mortgage loans secured by one-to four-family residences | 171,468 | 147,479 | 159,943 | 174,413 | 161,547 |
| First mortgage loans secured by multifamily properties | 69,507 | 70,194 | 73,311 | 74,644 | 71,503 |
| First mortgage loans secured by commercial properties | 68,933 | 70,502 | 25,263 | 23,825 | 17,470 |
| Consumer loans | 53,051 | 52,971 | 49,464 | 45,144 | 36,239 |
| Total loans receivable, net | 362,959 | 341,146 | 307,981 | 318,026 | 286,759 |
| Investment securities(2) | 34,077 | 35,859 | 49,016 | 49,682 | 53,820 |
| Deposits | 283,964 | 277,000 | 268,814 | 261,167 | 271,031 |
| Borrowed funds | 95,005 | 85,026 | 71,413 | 88,592 | 55,715 |
| Total shareholders' equity | 41,592 | 38,748 | 35,913 | 36,398 | 38,127 |

| | For the Year Ended December 31, | | | | |
|---|---|---|---|---|---|
| | 2003 | 2002 | 2001 | 2000 | 1999 |
| | | | (In thousands) | | |
| **Selected Operating Data:** | | | | | |
| Interest income | $ 25,456 | $ 26,965 | $ 27,500 | $ 27,284 | $ 24,556 |
| Interest expense | 12,342 | 13,911 | 16,514 | 16,707 | 13,604 |
| Net interest income before provision for loan losses | 13,114 | 13,054 | 10,986 | 10,577 | 10,952 |
| Provision for loan losses | 255 | 383 | 210 | 120 | 120 |
| Net interest income after provision for loan losses | 12,859 | 12,671 | 10,776 | 10,457 | 10,832 |
| Noninterest income: | | | | | |
| Fees and service charges | 2,864 | 2,375 | 1,993 | 1,592 | 1,485 |
| Abstract fees | 1,811 | 1,686 | 1,506 | 1,233 | 1,421 |
| Other income | 1,895 | 1,668 | 1,593 | 1,189 | 1,157 |
| Total noninterest income | 6,570 | 5,729 | 5,092 | 4,014 | 4,063 |
| Noninterest expense: | | | | | |
| Salaries and employee benefits | 5,950 | 5,223 | 4,500 | 4,103 | 4,026 |
| Premises and equipment | 1,287 | 1,192 | 1,226 | 1,092 | 931 |
| Data processing | 578 | 544 | 470 | 455 | 522 |
| Goodwill | - | - | 472 | 472 | 472 |
| Other expenses | 3,045 | 2,623 | 2,378 | 2,465 | 2,503 |
| Total noninterest expense | 10,860 | 9,582 | 9,046 | 8,587 | 8,454 |
| Income before income taxes | 8,569 | 8,818 | 6,822 | 5,884 | 6,441 |
| Income tax expense | 2,721 | 2,953 | 2,347 | 1,873 | 2,241 |
| Net income | $ 5,848 | $ 5,865 | $ 4,475 | $ 4,011 | $ 4,200 |

| | At or for the Year Ended December 31, | | | | |
|---|---|---|---|---|---|
| | 2003 | 2002 | 2001 | 2000 | 1999 |
| **Key Financial Ratios and Other Data:** | | | | | |
| **Performance Ratios:** (%) | | | | | |
| Net interest rate spread (difference between average yield on interest-earning assets and average cost of interest-bearing liabilities) | 3.01% | 3.15% | 2.68% | 2.57% | 2.86% |
| Net interest margin (net interest income as a percentage of average interest-earning assets) | 3.26 | 3.44 | 3.03 | 2.95 | 3.35 |
| Return on average assets (net income divided by average total assets) | 1.38 | 1.47 | 1.17 | 1.06 | 1.21 |
| Return on average equity (net income divided by average equity) | 14.65 | 15.57 | 12.21 | 11.08 | 9.51 |
| Noninterest income to average assets | 1.55 | 1.43 | 1.33 | 1.07 | 1.21 |
| Efficiency ratio(3) | 55.17 | 51.01 | 56.26 | 58.85 | 56.30 |
| Noninterest expense to average assets | 2.56 | 2.40 | 2.36 | 2.28 | 2.45 |
| Net interest income after provision for loan losses to noninterest expenses | 118.40 | 132.24 | 119.12 | 121.78 | 128.13 |
| **Financial Condition Ratios:** (%) (4) | | | | | |
| Equity to assets at period end | 9.81 | 9.59 | 9.47 | 9.36 | 10.38 |
| Tangible equity to tangible assets at period end (5) (6) | 8.54 | 8.25 | 8.03 | 7.84 | 8.68 |
| Average shareholders' equity divided by average total assets | 9.40 | 9.42 | 9.57 | 9.61 | 12.77 |
| Average tangible shareholders equity divided by average tangible total assets (5) (6) | 8.12 | 8.06 | 8.10 | 8.00 | 10.94 |
| Average interest-earning assets to average interest-bearing liabilities | 108.27 | 107.91 | 107.54 | 108.31 | 112.05 |
| **Asset Quality Ratios:** (%) (4) | | | | | |
| Nonaccrual loans to total net loans | 0.17 | 0.19 | 0.09 | 0.33 | 0.07 |
| Nonperforming assets to total assets(7) | 0.49 | 0.35 | 0.36 | 0.28 | 0.20 |
| Allowance for loan losses as a percent of total loans receivable at end of period | 0.86 | 0.90 | 0.92 | 0.88 | 0.95 |
| Allowance for loan losses to nonaccrual loans | 515.02 | 485.00 | 1,042.07 | 274.08 | 1,301.13 |
| **Per Share Data:** | | | | | |
| Book value per share | $ 25.92 | $ 23.62 | $ 21.12 | $ 19.04 | $ 16.86 |
| Tangible book value per share(5) | 22.24 | 20.03 | 17.65 | 15.71 | 13.83 |
| Basic earnings per share (8) | 3.69 | 3.58 | 2.54 | 2.04 | 1.64 |
| Diluted earnings per share (9) | 3.48 | 3.37 | 2.41 | 2.00 | 1.60 |
| Dividends declared per share | 0.84 | 0.72 | 0.60 | 0.50 | 0.40 |
| Dividend payout ratio | 0.23 | 0.20 | 0.25 | 0.25 | 0.24 |

*(Notes on following page)*

(1) Loans receivable, net represents total loans less discounts, loans in process, net deferred loan fees and allowance for loan losses, plus premiums. The allowance for loan losses at December 31, 2003, 2002, 2001, 2000 and 1999 was $3.2 million, $3.1 million, $2.9 million, $2.8 million and $2.8 million, respectively.

(2) Includes interest-bearing deposits.

(3) Efficiency ratio represents noninterest expense divided by the sum of net interest income before provision for loan losses plus noninterest income.

(4) Asset Quality Ratios are end of period ratios. With the exception of end of period ratios, all ratios are based on average monthly balances during the indicated periods and are annualized where appropriate.

(5) Tangible equity consists of stockholders' equity less goodwill and title plant. Goodwill and title plant at December 31, 2003, 2002, 2001, 2000 and 1999 was $5.9 million, $5.9 million, $5.9 million, $6.4 million and $6.8 million, respectively.

(6) Tangible assets consist of total assets less goodwill and title plant. Goodwill and title plant at December 31, 2003, 2002, 2001, 2000 and 1999 was $5.9 million, $5.9 million, $5.9 million, $6.4 million, and $6.8 million, respectively.

(7) Nonperforming assets consists of nonaccrual loans and foreclosed real estate.

(8) Basic earnings per share information is calculated by dividing net income by the weighted average number of shares outstanding. The weighted average number of shares outstanding for basic earnings per share computation for 2003, 2002, 2001, 2000 and 1999 were 1,583,568, 1,637,749, 1,762,900, 1,963,686 and 2,562,940, respectively.

(9) Diluted earnings per share information is calculated by dividing net income by the weighted average number of shares outstanding, adjusted for the effect of dilutive potential common shares outstanding which consists of stock options granted. The weighted average number of shares outstanding for diluted earnings per share computation for 2003, 2002, 2001, 2000 and 1999 were 1,679,046, 1,739,535, 1,856,643, 2,006,340 and 2,621,542, respectively.

# MANAGEMENT'S DISCUSSION AND ANALYSIS
# OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

## General

North Central Bancshares, Inc. (the "Holding Company"), an Iowa corporation, is the holding company for First Federal Savings Bank of Iowa (the "Bank"), a federally chartered savings bank. Collectively, the Holding Company and the Bank are referred to herein as the "Company." The Holding Company conducts business as a unitary savings and loan holding company and the principal business of the Holding Company consists of the operation of its wholly-owned subsidiary, the Bank.

The profitability of the Company depends primarily on its level of net interest income, which is the difference between interest earned on the Company's interest-earning assets, consisting primarily of loans and investment securities, and the interest paid on interest-bearing liabilities, which primarily consist of deposits and advances from the Federal Home Loan Bank of Des Moines (the "FHLB"). Net interest income is a function of the Company's interest rate spread, which is the difference between the average yield on interest-earning assets and the average rate paid on interest-bearing liabilities, as well as a function of the average balance of interest-earning assets as compared to interest-bearing liabilities. The Company's net income is affected by its level of noninterest income which primarily consists of service fees and charges, abstract fees, mortgage banking income and other income, and noninterest expense, which primarily consists of compensation and employee benefit expenses, premises and equipment, data processing and other expenses. Net income also is affected significantly by general economic and competitive conditions, particularly changes in market interest rates, government policies and actions of regulatory authorities, which events are beyond the control of the Company.

## Executive Overview

North Central Bancshares, Inc.'s business strategy is to operate the Bank as a well-capitalized, profitable and independent community oriented savings bank. Specifically, the Company's business strategy incorporates the following elements: (1) operating as a community oriented financial institution; (2) increasing loan and deposit balances in existing branch offices as well as by establishing de novo branch offices in markets where population growth trends are positive such as the Des Moines, Iowa metropolitan area; (3) maintaining high asset quality by emphasizing investment in residential mortgage, multifamily and commercial real estate loans and consumer loans; (4) emphasizing growth in core deposits, which includes demand deposit, NOW, money market and savings accounts; (5) maintaining capital in excess of regulatory requirements; (6) controlling noninterest expense; (7) managing interest rate risk exposure; and (8) increasing noninterest income through increases in fees and service charges.

The purpose of this summary is to provide an overview of the items management focuses on when evaluating the condition of the Company and our success in implementing our stockholder value strategy. Our stockholder value strategy has three major themes: (1) enhancing our shareholders' value; (2) making our retail banking franchise more valuable; and (3) efficiently utilizing our capital.

Management believes the following points were the most important to that analysis this year:

- Earnings per share and dividends per share have increased each year since the Company's inception in 1996. A key factor in these increases is the Company's stock repurchase programs. An active stock repurchase program has consistently been used by the Company to manage capital and increase earnings per share. Since the Company's inception it has repurchased 2,591,567 shares at a cost of $46.8 million as of December 31, 2003.

- The Bank continues to open new offices in market areas where population growth trends are positive. A temporary office was opened in Clive, Iowa in October, 2003. The Clive office's permanent location opened in March, 2004. The Bank opened a permanent office in Ankeny, Iowa in February, 2004. Both of these locations are in suburbs of Des Moines which is Iowa's largest metropolitan area. The

Company will continue to analyze de novo branch opportunities in the Des Moines metropolitan area. Noninterest expenses have increased during the years ended December 31, 2003 and 2002 in part due to the Company's strategy of opening de novo branch offices. We believe that this strategy will result in loan and deposit growth for the Company but will negatively impact net earnings until each de novo branch achieves profitability.

- Consistent with the Bank's emphasis on attracting and retaining core deposits, deposit fee growth continued a strongly positive trend. The growth in core deposits is due in part to a new direct mail marketing program implemented in early 2003 emphasizing checking accounts. This direct mail program is ongoing and is expected to result in a continued growth in core deposits and fee income. Marketing expenses are expected to remain at 2003 levels for 2004.

- Our exposure to interest rate risk has increased from the prior year. This is due in part to the increase in the one year repricing of certificates of deposit and the decrease in the speed in which customers prepaid their loans. Also, beginning in 2002, the Company began to retain a portion of the 15 year fixed rate one- to four-family real estate loans it originates.

- Management believes that the allowance for loan losses is adequate. The allowance for loan losses to nonaccrual loans was 515.02% at December 31, 2003. Net annualized chargeoffs for 2003 were .06% of total loans and have averaged under .04% of total loans for the past five years. During 2003, the Company's total loan portfolio increased $22.8 million or 6.6%. This increase primarily consisted of increases in the one- to four-family first mortgage real estate loans, which carry a lower level of credit risk than other loans in the portfolio. The Company's provision for loan losses in 2003 was $255,000.

- The Company lowered its effective tax rate through the use of federal Low Income Housing Tax Credits (LIHTC). The Company owns and operates two elderly LIHTC projects in Fort Dodge. These projects will generate $278,000 in federal income tax credits in 2004.

- Purchases and originations of out of state real estate loans remained an integral part of the Company's business plan. The Company has purchased and originated out of state real estate loans to supplement local mortgage loan originations and to diversify its mortgage loan portfolio geographically.

**Critical Accounting Policies**

The "Management's Discussion and Analysis of Financial Condition and Results of Operations" and disclosures included within this report, are based on the Company's audited consolidated financial statements. These statements have been prepared in accordance with accounting principles generally accepted in the United States of America. The financial information contained in these statements is, for the most part, based on approximate measures of the financial effects of transactions and events that have already occurred. However, the preparation of these statements requires management to make certain estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses.

The Company's significant account policies are described in the "Notes to Consolidated Financial Statements". Based on its consideration of accounting policies that involve the most complex and subjective estimates and judgments, management has identified its most critical accounting policy to be that related to the allowance for loan losses, and asset impairment judgments, including the recoverability of goodwill.

The allowance for loan losses is established through a provision for loan losses charged to expense. Loans are charged against the allowance for loan losses when management believes that collectibility of the principal is unlikely. The Company has policies and procedures for evaluating the overall credit quality of its loan portfolio including timely identification of potential problem credits. On a quarterly basis, management reviews the appropriate level for the allowance for loan losses incorporating a variety of risk considerations, both quantitative and qualitative. Quantitative factors include the Company's historical loss experience, delinquency and charge-off trends, collateral values, known information about individual loans and other factors. Qualitative factors include the general economic environment in the Company's market area and the expected trend of those economic conditions. To the extent actual results differ from forecasts and management's judgment, the allowance for loan losses may be greater or less than future charge-offs.

Goodwill represents the excess of the acquisition cost over the fair value of the net assets acquired in a purchase acquisition. Goodwill is tested for impairment at least annually.

**Business Strategy**

The Company's current business strategy is to operate the Bank as a well-capitalized, profitable and independent community-oriented savings bank. Generally, the Company has sought to implement this strategy primarily by using deposits and advances from the FHLB as its source of funds and maintaining a substantial part of its assets in loans secured by one- to four-family residential real estate, multi-family real estate and commercial real estate located both inside and outside the Company's market area, consumer and other loans and in other liquid investment securities. Specifically, the Company's business strategy incorporates the following elements: (1) operating as a community-oriented financial institution, maintaining a strong core customer base by providing dedicated service to the individual consumer; (2) maintaining high asset quality by emphasizing investment in residential mortgage, multifamily and commercial real estate loans, consumer loans and securities issued or guaranteed by the United States Government or agencies thereof, State and Local Obligations and mortgage-backed securities; (3) emphasizing growth in core deposits, which include demand deposit, NOW, money market and savings accounts; (4) maintaining capital in excess of regulatory requirements; (5) controlling noninterest expenses; (6) managing interest rate risk exposure while achieving desirable levels of profitability; and (7) increasing noninterest income through other increases in fees and service charges.

Highlights of the Company's business strategy are as follows:

*Community-Oriented Institution.* The Company is committed to meeting the financial needs of the communities in which it operates. Based in part on its participation in several different programs designed to facilitate residential lending to low- and moderate-income households, the Bank has received an "Outstanding" Community Reinvestment Act rating.

*Retail Deposit Base.* In 2003, the Company had ten offices located in Fort Dodge, Ames, Nevada, Perry, Ankeny, Clive, Burlington and Mount Pleasant, Iowa. At December 31, 2003, 36.7% of the deposit base, or $104.3 million, consisted of core deposits, which included money market accounts, savings accounts, NOW accounts, and noninterest-bearing demand accounts. Core deposits are considered to be a more stable and lower cost source of funds than certificates of deposit or outside borrowings. The Company will continue to emphasize growth in core deposits.

*Asset Quality and Emphasis on Residential Mortgage Lending.* The Company has historically emphasized residential real estate financing. The Company expects to continue its commitment to financing the purchase or improvement of residential real estate in its market area. At December 31, 2003, 40.5% of the Company's total assets consisted of one-to four-family residential first mortgage loans. To supplement local mortgage loan originations and to diversify its mortgage loan portfolio geographically, the Company has purchased loans in the secondary mortgage market, with an emphasis on multifamily and commercial real estate loans secured by properties outside the State of Iowa (the "out of state properties"). At December 31, 2003, the Company's portfolio of loans which were either originated or purchased by the Company and secured by out of state properties consisted of $16.9 million of one-to four-family residential mortgage loans, or 4.6% of the Company's total loan portfolio, and $61.0 million of multifamily real estate loans, or 16.6% of the Company's total loan portfolio and $60.5 million of commercial real estate loans, or 16.5% of the Company's total loan portfolio. At December 31, 2003, the Company's ratio of nonperforming assets to total assets was 0.49%. The Company also invests in State and Local Obligations, mortgage-backed securities, interest-earning deposits, equity securities and FHLB stock.

Generally, the yield on mortgage loans originated and purchased by the Company is greater than that of securities purchased by the Company. Future economic conditions and continued strong banking competition could result in diminished lending opportunities. The Company may increase its investment in securities and in purchased mortgage loans outside its market area.

*Increasing Noninterest Income.* The Company has attempted to increase its level of noninterest income from both new and traditional lines of business to supplement net interest income. The Company currently owns abstract companies in Webster, Boone and Jasper counties in Iowa, through First Iowa Title Services, Inc. ("First Iowa"), the Bank's wholly owned subsidiary. The abstract business performed by First Iowa replaces the function of a title insurance company. The Company believes that First Iowa can continue to be an excellent source of fee income. Noninterest income from such business for the year ended December 31, 2003 was $1.8 million, offset by noninterest expense attributable to First Iowa. In addition, the Company has attempted to increase noninterest income through emphasizing growth in core deposit accounts, mortgage banking income, annuity and mutual fund sales and insurance sales.

*Liquidity and Interest Rate Risk Management.* Management seeks to manage the Company's interest rate risk exposure by monitoring the levels of interest rate sensitive assets and liabilities while maintaining an acceptable interest rate spread. At December 31, 2003, total interest-bearing liabilities maturing or repricing within one year exceeded total interest-earning assets maturing or repricing in the same period by $23.0 million, representing a one-year gap to total assets ratio of negative 5.4% as compared to a positive 4.0% at December 31, 2002. To manage the Company's interest rate exposure, the Company emphasizes the origination of 5 and 7-year fixed rate mortgage loans that convert to adjustable rates at the conclusion of their initial terms and have overall maturities of up to 30 years, adjustable-rate loans, investment in mortgage-backed securities, municipal securities and equity securities and has sought to lengthen the terms of its deposits through its pricing strategies with respect to longer term certificates of deposit. In addition, the Company generally sells all fixed rate one-to-four family residential loans with maturities in excess of fifteen years. See "— Discussion of Market Risk — Interest Rate Sensitivity Analysis".

**Liquidity and Capital Resources**

The Company's primary sources of funds are deposits, amortization and prepayment of loans, other borrowings, maturities of securities and other investments, and earnings and funds provided from operations. While scheduled principal repayments on loans are a relatively predictable source of funds, deposit flows and loan prepayments are greatly influenced by general interest rates, economic conditions, and competition. The Company manages the pricing of its deposits to maintain a desired deposit balance. In addition, the Company invests in interest-earning assets, which provide liquidity to meet lending requirements. At December 31, 2003, $237,000, or 4.6%, of the Company's investment portfolio, excluding equity and mortgage backed securities and mutual funds, was scheduled to mature in one year or less and $2.4 million, or 47.4%, was scheduled to mature in one to five years and $2.5 million, or 48.0%, was scheduled to mature in more than five years. Certificates of deposit scheduled to mature in less than one year, at December 31, 2003, totaled $92.7 million. Based on prior experience, management believes that a significant portion of such deposits will remain with the Company. If the Company requires funds beyond its ability to generate them internally, borrowing agreements exist with the FHLB, which provide an additional source of funds. The amount of eligible collateral for blanket lien pledges from the FHLB was $170.0 million as of December 31, 2003. For additional information about cash flows from the Company's operating, financing and investing activities, see the Statements of Cash Flows included in the Consolidated Financial Statements.

At December 31, 2003, the Company had outstanding loan commitments of $10.6 million. This amount does not include undisbursed overdraft loan privileges and the undisbursed home equity lines of credit. The Company monitors its liquidity position and expects to have sufficient funds to meet its current funding commitments.

The main sources of liquidity for the Holding Company are net proceeds from the sale of stock and payments from the Bank in the form of dividends and loan repayments and the proceeds from the exercise of stock options. The main cash outflows are payments of dividends to shareholders and funds used to repurchase the Common Stock. During 2003, the Holding Company repurchased 94,700 shares of its Common Stock. The Company has determined that a share buyback is appropriate to enhance shareholder value as such repurchases generally increase earnings per share, return on average assets and on average equity, three performance benchmarks against which bank and thrift holding companies are often measured. The Company buys stock in the open market whenever the price of the stock is deemed reasonable and the Company has funds available for the purchase. The Holding Company's ability to pay dividends to shareholders depends substantially on dividends and loan payments received from the Bank. The Bank may not declare or pay cash dividends on or repurchase any of its shares of common stock if the effect thereof would cause equity to be reduced below applicable regulatory capital requirements or the amount required to be maintained for the liquidation account. For a description of the liquidation account, see Note 15 to the Consolidated Financial Statements. Unlike the Bank, the Holding Company is not subject to OTS regulatory restrictions on the payment of dividends to its shareholders, however, it is subject to the requirements of Iowa law. Iowa law generally prohibits the Holding Company from paying a dividend if, after giving it effect, either of the following would result: (a) the Holding Company would not be able to pay its debts as they become due in the usual course of business; or (b) the Holding Company's total assets would be less than the sum of its total liabilities, plus the amount that would be needed, if the Holding Company were to be dissolved at the time of distribution, to satisfy the preferential rights upon dissolution of shareholders whose preferential rights are superior to those receiving the distribution.

The primary investing activities of the Company are the origination and purchase of mortgage and other loans and the purchase of securities. During the years ended December 31, 2003, 2002 and 2001, the Company's disbursements for loan originations and purchases totaled $205.4 million, $210.3 million and $150.4 million, respectively. These activities were funded primarily by net deposit inflows, principal repayments on loans, proceeds from the sale of loans, proceeds from the maturity and call of securities and FHLB advances. Net cash flows provided by (used in) investing activities amounted to $(31.1) million, $(27.6) million and $20.5 million for the years ended December 31, 2003, 2002 and 2001, respectively. Net cash flows provided by (used in) financing activities amounted to $13.9 million, $18.3 million and $(15.0) million for the years ended December 31, 2003, 2002 and 2001, respectively.

The OTS regulations require savings associations, such as the Bank, to meet three minimum capital standards: a tangible capital ratio requirement of 1.5% of total assets as adjusted under the OTS regulations; a leverage ratio requirement of 3% of core capital to such adjusted total assets; and a risk-based capital ratio requirement of 8% of core and supplementary capital to total risk-based assets. The Bank satisfied these minimum capital standards at December 31, 2003 with tangible and leverage capital ratios of 7.6% and a total risk-based capital ratio of 12.4%. In determining the amount of risk-weighted assets for purposes of the risk-based capital requirement, a savings association must compute its risk-based assets by multiplying its assets and certain off-balance sheet items by risk-weights, which range from 0% for cash and obligations issued by the United States Government or its agencies to 100% for consumer and commercial loans, as assigned by the OTS capital regulations. These capital requirements, which are applicable to the Bank only, do not consider additional capital held at the Holding Company level, and require certain adjustments to shareholders' equity to arrive at the various regulatory capital amounts.

The table below presents the Bank's regulatory capital amounts as compared to the OTS regulatory capital requirements at December 31, 2003:

| | Amount | Capital Requirements | Excess Capital |
|---|---|---|---|
| | | (In thousands) | |
| Tangible capital.................... | $ 31,816 | $ 6,270 | $ 25,546 |
| Core capital.......................... | 31,816 | 12,541 | 19,275 |
| Risk-based capital................ | 34,958 | 22,554 | 12,404 |

**Discussion of Market Risk—Interest Rate Sensitivity Analysis**

As a financial institution, the Company's primary component of market risk is interest rate volatility. Fluctuations in interest rates will ultimately impact both the level of income and expense recorded on a large portion of the Bank's assets and liabilities, and the market value of all interest-earning assets, other than those which possess a short term to maturity. Since all of the Company's interest-bearing liabilities and virtually all of the Company's interest-earning assets are located at the Bank, virtually all of the Company's interest rate risk management procedures are performed at the Bank level. Based upon the Bank's nature of operations, the Bank is not subject to foreign currency exchange or commodity price risk. The Bank's real estate loan portfolio, within Iowa, is subject to risks associated with the local economy. The Company has sought to diversify its loan portfolio by purchasing loans secured by properties outside of Iowa. At December 31, 2003, 37.7% of the Company's total loan portfolio was secured by properties outside the State of Iowa, located in twenty-three states. See "Asset Quality." The Bank does not own any trading assets. At December 31, 2003, neither the Company nor the Bank had any hedging transactions in place, such as interest rate swaps and caps.

The Company seeks to manage its interest rate risk by monitoring and controlling the variation in repricing intervals between its assets and liabilities. To a lesser extent, the Company also monitors its interest rate sensitivity by analyzing the estimated changes in market value of its assets and liabilities assuming various interest rate scenarios. As discussed more fully below, there are a variety of factors which influence the repricing characteristics of any given asset or liability.

The matching of assets and liabilities may be analyzed by examining the extent to which such assets and liabilities are "interest rate sensitive" and by monitoring an institution's interest rate sensitivity "gap." An asset or liability is said to be interest rate sensitive within a specific time period if it will mature or reprice within that time period. The "interest rate sensitivity gap" is defined as the difference between the amount of interest-earning assets maturing or repricing within a specific time period and the amount of interest-bearing liabilities maturing or repricing within that time period. A gap is considered positive when the amount of interest rate sensitive assets exceeds the amount of interest rate sensitive liabilities. A gap is considered negative when the amount of interest rate sensitive liabilities exceeds the amount of interest rate sensitive assets. During a period of rising interest rates, a negative gap would tend to adversely affect net interest income while a positive gap would tend to positively affect net interest income. Similarly, during a period of falling interest rates, a negative gap would tend to positively affect net interest income while a positive gap would tend to adversely affect net interest income.

The Company's policy in recent years has been to manage its exposure to interest rate risk generally by focusing on the maturities of its interest rate sensitive assets and by emphasizing adjustable-rate mortgage loans and short term consumer loans, and maintaining a level of liquidity by investing in short-term interest-earning deposits and equity securities. The Company generally offers competitive rates on deposit accounts and prices certificates of deposit to provide customers with incentives to choose certificates of deposit with longer terms. In addition, the Company generally sells all fixed rate one-to-four family residential loans with maturities in excess of fifteen years.

At December 31, 2003, total interest-bearing liabilities maturing or repricing within one year exceeded total interest-earning assets maturing or repricing in the same period by $23.0 million, representing a one-year gap ratio of negative 5.4%, compared to a one-year gap ratio of positive 4.0% at December 31, 2002. The Chief Executive Officer regularly meets with the Bank's senior executive officers to review trends in deposits as well as mortgage and consumer lending. The Chief Executive Officer also regularly meets with the investment committee to review the investment portfolio. The Chief Executive Officer reports quarterly to the Board of Directors on interest rate risks and trends, as well as liquidity and capital ratios and requirements.

*Gap Table.* The following table sets forth the amounts of interest-earning assets and interest-bearing liabilities outstanding at December 31, 2003 which are expected to reprice or mature, based upon certain assumptions, in each of the future time periods shown. Except as stated below, the amounts of assets and liabilities shown that reprice or mature during a particular period were determined in accordance with the earlier of term of repricing or the contractual terms of the asset or liability. Certain assumptions used in preparing the table are set forth in the following table. Management believes that these assumptions approximate actual experience and considers them appropriate and reasonable.

| | Within 1 Year | 1-3 Years | 3-5 Years | 5-10 Years | 10-20 Years | Over 20 Years | Total |
|---|---|---|---|---|---|---|---|
| | At December 31, 2003 (1) | | | | | | |
| | (Dollars in thousands) | | | | | | |
| **Interest-earning assets:** | | | | | | | |
| First mortgage loans | | | | | | | |
| Adjustable (2) | $ 70,509 | $ 69,298 | $ 51,730 | $ — | $ — | $ — | $ 191,537 |
| Fixed (2) | 20,503 | 39,829 | 27,421 | 33,535 | 7,310 | 977 | 129,575 |
| Consumer and other loans | 19,816 | 22,864 | 9,027 | 2,180 | 148 | — | 54,035 |
| Investment securities(3)(4) | 17,495 | 4,021 | 506 | 3,032 | — | — | 25,054 |
| Total interest-earning assets | $ 128,323 | $ 136,012 | $ 88,684 | $ 38,747 | $ 7,458 | $ 977 | $ 400,201 |
| **Rate sensitive liabilities:** | | | | | | | |
| Savings accounts | $ 4,720 | $ 7,169 | $ 4,939 | $ 6,629 | $ 3,640 | $ 668 | $ 27,765 |
| NOW accounts | 15,393 | 15,807 | 6,273 | 3,719 | 406 | 4 | 41,602 |
| Money market accounts | 20,370 | 5,415 | — | — | — | — | 25,785 |
| Certificate accounts | 92,660 | 56,268 | 30,722 | — | — | — | 179,650 |
| Noninterest bearing deposits | 9,161 | — | — | — | — | — | 9,161 |
| FHLB advances and other liabilities(5) | 9,002 | 27,503 | 27,491 | 31,009 | — | — | 95,005 |
| Total interest-bearing liabilities | $ 151,306 | $ 112,162 | $ 69,425 | $ 41,357 | $ 4,046 | $ 672 | $ 378,968 |
| Interest sensitivity gap | $ (22,983) | $ 23,850 | $ 19,259 | $ (2,610) | $ 3,412 | $ 305 | |
| Cumulative interest-sensitivity gap | $ (22,983) | $ 867 | $ 20,126 | $ 17,516 | $ 20,928 | $ 21,233 | |
| Interest sensitivity gap to total assets | (5.42)% | 5.62% | 4.54% | (0.62)% | 0.80% | 0.07% | |
| Cumulative interest-sensitivity gap to total assets | (5.42) | 0.20 | 4.75 | 4.13 | 4.94 | 5.01 | |
| Ratio of interest-earning assets to interest-bearing liabilities | 84.81 | 121.26 | 127.74 | 93.69 | 184.33 | 145.39 | 105.60 |
| Cumulative ratio of interest-earning assets to interest-bearing liabilities | 84.81 | 100.33 | 106.05 | 104.68 | 105.53 | 105.60 | 105.60 |
| Total assets | $ 424,009 | $ 424,009 | $ 424,009 | $ 424,009 | $ 424,009 | $ 424,009 | $ 424,009 |
| Cumulative interest bearing assets | $ 128,323 | $ 264,335 | $ 353,019 | $ 391,766 | $ 399,224 | $ 400,201 | $ 400,201 |
| Cumulative interest sensitive liabilities | $ 151,306 | $ 263,468 | $ 332,893 | $ 374,250 | $ 378,296 | $ 378,968 | $ 378,968 |

(1) The following assumptions were used in regard to prepayment speed for loans: (i) all multifamily loans (both fixed and adjustable rate) and all commercial real estate loans (both fixed and adjustable rate) will prepay at 10 percent per year, (ii) one-to four-family fixed rate loans will prepay at 12 percent per year, (iii) one-to four-family adjustable rate loans, mortgage backed securities and all other loans will prepay at 15 percent per year. Besides prepayment assumptions, the chart above also includes normal principal payments based upon the loan contractual agreements. Savings accounts are assumed to be withdrawn at an annual rate of 17 percent. NOW accounts are assumed to be withdrawn at an annual rate of 37 percent, Money Market accounts are assumed to be withdrawn at 79 percent during the first year with the balance being withdrawn within the one-to-three year category. These assumptions are annual percentages based on remaining balances and should not be regarded as indicative of the actual prepayments and withdrawals that may be experienced by the Company. Certain shortcomings are inherent in the analysis presented by the foregoing table.

(2) Includes $7.1 million and $1.9 million in mortgage-backed securities in adjustable and fixed first mortgage loans, respectively.

(3) Includes other equity securities, interest-bearing deposits and FHLB stock, all of which are shown in the within-one-year category. Components include interest-bearing deposits of $7.1 million and securities available for sale of $12.0 million.

(4) Includes $5.0 million of FHLMC preferred stock and $1.0 million of FNMA preferred stock, which are included in the appropriate repricing category based upon their call dates.

(5) Includes $29.5 million of advances which are callable by the FHLB. These callable advances have been in the category in which the advances mature.

Certain shortcomings are inherent in the method of analysis presented in the Gap Table. For example, although certain assets and liabilities may have similar maturities or periods to repricing, they may react in different degrees to changes in market interest rates. Also, the interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types of assets and liabilities may lag behind changes in market rates. Additionally, certain assets, such as adjustable-rate loans, have features which restrict changes in interest rates both on a short-term basis and over the life of the asset. Further, in the event of changes in interest rates, prepayment and early withdrawal levels would likely deviate significantly from those assumed in calculating the table. Finally, the ability of many borrowers to service their adjustable-rate loans may decrease in the event of an interest rate increase.

*Net Portfolio Value Analysis.* As part of its efforts to maximize net interest income and manage the risks associated with changing interest rates, management uses the "market value of portfolio equity" ("NPV") methodology which the OTS has adopted as part of its capital regulations.

Under this methodology, interest rate risk exposure is assessed by reviewing the estimated changes in NPV which would hypothetically occur if interest rates rapidly rise or fall along the yield curve. Projected values of NPV at both higher and lower regulatory defined rate scenarios are compared to base case values (no change in rates) to determine the sensitivity to changing interest rates.

Presented below, as of December 31, 2003, is an analysis of the Company's interest rate risk ("IRR") as measured by changes in NPV for instantaneous and sustained parallel shifts of 100 basis points in market interest rates. Such limits have been established with consideration of the impact of various rate changes and the Company's current capital position.

**Interest Rate Sensitivity of Net Portfolio Value (NPV)(1)**

| | Net Portfolio Value | | | NPV as % of PV of Assets | |
|---|---|---|---|---|---|
| Change in Rates | $ Amount | $ Change | % Change | NPV Ratio | Change |
| | (Dollars in thousands) | | | | |
| +300 bp | 34,164 | -5,548 | -14 | 8.20 | -90bp |
| +200 bp | 37,029 | -2,683 | -7 | 8.74 | -36bp |
| +100 bp | 38,822 | -890 | -2 | 9.02 | -8bp |
| 0 bp | 39,712 | - | - | 9.10 | - |
| -100 bp | 38,855 | -857 | -2 | 8.80 | -29bp |

(1) Denotes rate shock used to compute interest rate risk capital component.

As is the case with the Gap Table, certain shortcomings are inherent in the methodology used in the above interest rate risk measurements. Modeling changes in NPV require the making of certain assumptions which may or may not reflect the manner in which actual yields and costs respond to changes in market interest rates. In this regard, the NPV Table presented assumes that the composition of the Company's interest sensitive assets and liabilities existing at the beginning of a period remains constant over the period being measured and also assumes that a particular change in interest rates is reflected uniformly across the yield curve regardless of the duration to maturity or repricing of specific assets and liabilities. Accordingly, although the NPV Table provides an indication of the Company's interest rate risk exposure at a particular point in time, such measurements are not intended to and do not provide a precise forecast of the effect of changes in market interest rates on the Company's net interest income and will differ from actual results.

*Nonperforming Assets.* Loans are reviewed on a regular basis and are placed on nonaccrual status when, in the opinion of management, the collection of additional interest is doubtful. Mortgage loans and consumer loans are placed on nonaccrual status generally when either principal or interest is 90 days or more past due. Interest accrued and unpaid at the time a loan is placed on nonaccrual status is charged against interest income.

Real estate acquired by the Company as a result of foreclosure or by deed in lieu of foreclosure is deemed foreclosed real estate until such time as it is sold.

When foreclosed real estate is acquired or otherwise deemed foreclosed real estate, it is recorded at the lower of the unpaid principal balance of the related loan or its estimated fair value, less estimated selling expenses. Valuations are periodically performed by management and any subsequent decline in fair value is charged to operations. At December 31, 2003, the Company's foreclosed real estate consisted of 16 properties with an aggregate carrying value of $1.5 million.

*Delinquent Loans, Nonaccrual Loans and Nonperforming Assets.* The following table sets forth information regarding loans on nonaccrual status and foreclosed real estate of the Company at the dates indicated. At the dates indicated, the Company did not have any material restructured loans and did not have any loans that were ninety days past due and still accruing interest.

| | At December 31, | | | | |
|---|---|---|---|---|---|
| | 2003 | 2002 | 2001 | 2000 | 1999 |
| | (Dollars in thousands) | | | | |
| **Nonaccrual loans and nonperforming assets:** | | | | | |
| First mortgage loans: | | | | | |
| One-to four-family residential | $ 414 | $ 434 | $ 130 | $ 237 | $ 111 |
| Multifamily and commercial properties | - | 37 | 37 | 556 | - |
| Consumer loans: | 201 | 172 | 109 | 244 | 102 |
| Total nonaccrual loans | 615 | 643 | 276 | 1,037 | 213 |
| Total foreclosed real estate(1) | 1,453 | 769 | 1,074 | 64 | 503 |
| Other nonperforming assets | - | - | - | - | - |
| Total nonperforming assets | $ 2,068 | $ 1,412 | $ 1,350 | $ 1,101 | $ 716 |
| Total nonaccrual loans to net loans receivable | 0.17% | 0.19% | 0.09% | 0.33% | 0.07% |
| Total nonaccrual loans to total assets | 0.15 | 0.16 | 0.07 | 0.27 | 0.06 |
| Total nonperforming assets to total assets | 0.49 | 0.35 | 0.36 | 0.28 | 0.19 |

(1) Represents the net book value of property acquired by the Company through foreclosure or deed in lieu of foreclosure. Upon acquisition, this property is recorded at the lower of cost or fair value less estimated selling expenses.

The following table sets forth information with respect to loans delinquent 60-89 days in the Company's portfolio at the dates indicated.

| | At December 31, | | | | |
|---|---|---|---|---|---|
| | 2003 | 2002 | 2001 | 2000 | 1999 |
| | (In thousands) | | | | |
| **Loans past due 60-89 days:** | | | | | |
| First mortgage loans: | | | | | |
| One-to four-family residential | $ 649 | $ 830 | $ 1,083 | $ 590 | $ 521 |
| Multifamily and commercial properties | 463 | - | - | - | 491 |
| Consumer loans | 223 | 183 | 153 | 96 | 198 |
| Total past due 60-89 days | $ 1,335 | $ 1,013 | $ 1,236 | $ 686 | $ 1,210 |

The following table sets forth information with respect to the Company's delinquent loans and other problem assets at December 31, 2003.

| | At December 31, 2003 | |
|---|---|---|
| | **Balance** | **Number** |
| | (Dollars in thousands) | |
| One-to four-family first mortgage loans: | | |
| Loans 60 to 89 days delinquent | $ 649 | 15 |
| Loans 90 days or more delinquent | 414 | 9 |
| Multifamily and commercial first mortgage loans: | | |
| Loans 60 to 89 days delinquent | 463 | 1 |
| Loans 90 days or more delinquent | - | - |
| Consumer Loans: | | |
| Loans 60 to 89 days delinquent | 223 | 23 |
| Loans 90 days or more delinquent | 201 | 24 |
| Foreclosed real estate | 1,453 | 16 |
| Other nonperforming assets | - | - |
| Loans to facilitate sale of foreclosed real estate | 107 | 1 |
| Special mention loans | 1,409 | 47 |

*Classification of Assets.* Federal regulations provide for the classification of loans and other assets such as debt and equity securities considered by the OTS to be of lesser quality as "substandard," "doubtful," or "loss" assets. An asset is considered "substandard" if it is inadequately protected by the current net worth and paying capacity of the obligor or of the collateral pledged, if any. "Substandard" assets include those characterized by the "distinct possibility" that the savings institution will sustain "some loss" if the deficiencies are not corrected. Assets classified as "doubtful" have all of the weaknesses inherent in those classified "substandard," with the added characteristic that the weaknesses present make "collection or liquidation in full," on the basis of currently existing facts, conditions, and values, "highly questionable and improbable." Assets classified as "loss" are those considered "uncollectible" and of such little value that their continuance as assets without the establishment of a specific loss reserve is not warranted. Assets that do not expose the savings institution to risk sufficient to warrant classification in one of the aforementioned categories, but which possess some weaknesses, are required to be designated "special mention" by management. Loans designated as special mention are generally loans that, while current in required payments, have exhibited some potential weaknesses that, if not corrected, could increase the level of risk in the future. At December 31, 2003, the Company had $1.4 million of special mention loans, consisting of fourteen loans secured by one-to four-family residences, one loan secured by commercial real estate and thirty-two consumer loans.

The following table sets forth the aggregate amount of the Company's classified assets, which include nonperforming loans and foreclosed real estate, at the dates indicated.

| | At December 31, | | | | |
|---|---|---|---|---|---|
| | **2003** | **2002** | **2001** | **2000** | **1999** |
| | (In thousands) | | | | |
| Substandard assets | $ 2,046 | $ 1,361 | $ 1,291 | $ 1,048 | $ 656 |
| Doubtful assets | - | - | - | - | - |
| Loss assets | 22 | 51 | 59 | 53 | 60 |
| Total classified assets | $ 2,068 | $ 1,412 | $ 1,350 | $ 1,101 | $ 716 |

*Allowance for Loan Losses.* It is management's policy to provide an allowance and provision for probable losses on the Company's loan portfolio based on management's evaluation of the prior loss experience, industry standards, past due loans, economic conditions, the volume and type of loans in the Company's portfolio, which includes a significant amount of multifamily and commercial loans, substantially all of which are purchased and are collateralized by properties located outside of the Company's market area, and other factors related to the collectibility of the Company's loan portfolio. The Company regularly reviews its loan portfolio, including problem loans, to determine whether any loans require classification or the establishment of appropriate allowances for losses. Such evaluation, which includes a review of all loans of which full collectibility of interest and principal may not be reasonably assured, considers, among other matters, the estimated fair value of the underlying collateral. During 2003 the Company's total loan portfolio increased $22.8 million or 6.6%. This increase primarily consisted of increases in the one-to-four family first mortgage real estate loans, which carries a lower level of risk than other loans in the portfolio. During the years ended December 31, 2003, 2002 and 2001 the Company's provision for loan losses were $255,000, $383,000 and $210,000, respectively. The Company's allowance for loan losses totaled $3.2 million, $3.1 million and $2.9 million at December 31, 2003, 2002 and 2001, respectively.

Management believes that the allowances for losses on loans is adequate. While management uses available information to recognize losses on loans, future additions to the allowances may be necessary based on changes in economic conditions. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Bank's allowances for loan losses. Such agencies may require the Bank to recognize additions to the allowances based on their judgments about information available to them at the time of their examination.

*Analysis of the Allowance for Loan Losses.* The following table sets forth the analysis of the allowance for loan losses for the periods indicated.

| | For the Year Ended December 31, | | | | |
|---|---|---|---|---|---|
| | 2003 | 2002 | 2001 | 2000 | 1999 |
| | (Dollars in thousands) | | | | |
| Total loans outstanding | $ 367,396 | $ 344,574 | $ 311,826 | $ 322,408 | $ 291,760 |
| Average net loans outstanding | 358,260 | 337,693 | 318,197 | 307,104 | 265,553 |
| Allowance balances (at beginning of period) | 3,118 | 2,883 | 2,843 | 2,776 | 2,676 |
| Provisions for losses | 255 | 383 | 210 | 120 | 120 |
| Charge-Offs: | | | | | |
| First mortgage loans | 36 | 27 | 15 | 15 | 5 |
| Consumer loans | 265 | 135 | 168 | 41 | 23 |
| Recoveries: | | | | | |
| First mortgage loans | - | - | - | - | - |
| Consumer loans | 93 | 14 | 13 | 3 | 8 |
| Net charge-offs | 208 | 148 | 170 | 53 | 20 |
| Allowance balance (at end of period) | $ 3,165 | $ 3,118 | $ 2,883 | $ 2,843 | $ 2,776 |
| Allowance for loan losses as a percent of total loans receivable at end of period | 0.86% | 0.90% | 0.92% | 0.88% | 0.95% |
| Net loans charged off as a percent of average net loans outstanding | 0.06 | 0.04 | 0.05 | 0.02 | 0.01 |
| Ratio of allowance for loan losses to total nonaccrual loans at end of period | 515.02 | 485.00 | 1,042.07 | 274.08 | 1,301.13 |
| Ratio of allowance for loan losses to total nonaccrual loans and foreclosed real estate at end of period | 153.05 | 220.90 | 213.48 | 258.18 | 387.78 |

*Allocation of Allowance for Loan Losses.* The following table sets forth the allocation for loan losses by loan category for the periods indicated:

| | At December 31, | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| | 2003 | | 2002 | | 2001 | | 2000 | | 1999 | |
| | Amount | % of Loans In Each Category to Total Loans | Amount | % of Loans In Each Category to Total Loans | Amount | % of Loans In Each Category to Total Loans | Amount | % of Loans In Each Category to Total Loans | Amount | % of Loans In Each Category to Total Loans |
| | (Dollars in thousands) | | | | | | | | | |
| Balance at end of period applicable to: | | | | | | | | | | |
| One-to four-family residential mortgage loans | $ 517 | 47.33% | $ 395 | 43.17% | $ 608 | 51.80% | $ 731 | 54.78% | $ 726 | 56.23% |
| Multifamily residential mortgage loans | 686 | 19.04 | 709 | 20.54 | 1,121 | 23.86 | 1,145 | 23.45 | 1,332 | 25.16 |
| Commercial mortgage loans | 978 | 18.95 | 1,223 | 20.68 | 459 | 8.25 | 303 | 7.56 | 252 | 6.07 |
| Consumer loans | 984 | 14.68 | 791 | 15.61 | 695 | 16.09 | 664 | 14.21 | 466 | 12.53 |
| Total allowance for loan losses | $ 3,165 | 100.00% | $ 3,118 | 100.00% | $ 2,883 | 100.00% | $ 2,843 | 100.00% | $ 2,776 | 100.00% |

## Average Balance Sheet

The following table sets forth certain information relating to the Company's average balance sheet and reflects the average yield on assets and average cost of liabilities for the periods indicated and the average yields earned and rates paid. Such yields and costs are derived by dividing income or expense by the average balance of assets or liabilities, respectively, for the periods presented. For purposes of this table, average balances were computed on a monthly basis.

| | At December 31, 2003 | | For the Year Ended December 31, 2003 | | | 2002 | | | 2001 | | |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | Balance | Yield/ Cost | Average Balance | Interest | Average Yield/ Cost | Average Balance | Interest | Average Yield/ Cost | Average Balance | Interest | Average Yield/ Cost |
| | (Dollars in thousands) | | | | | | | | | | |
| **Assets:** | | | | | | | | | | | |
| Interest-earning assets: | | | | | | | | | | | |
| First mortgage loans(1) | $ 312,416 | 6.22% | $ 304,573(8) | $ 19,978 | 6.56% | $ 285,065(8) | $ 21,108 | 7.40% | $ 269,274(8) | $ 20,902 | 7.76% |
| Consumer loans(1) | 54,035 | 7.22 | 53,687(8) | 4,146 | 7.72 | 52,628(8) | 4,449 | 8.45 | 48,923(8) | 4,369 | 8.93 |
| Investment securities | 34,144(4) | 3.53 | 43,905(5) | 1,332 | 3.03 | 42,144(6) | 1,409 | 3.34 | 44,739(7) | 2,229 | 4.98 |
| Total interest-earning assets | $ 400,595 | 6.12% | $ 402,165 | $ 25,456 | 6.33% | $ 379,837 | $ 26,966 | 7.10% | $ 362,936 | $ 27,500 | 7.58% |
| Noninterest-earning assets | 23,414 | | 22,402 | | | 20,078 | | | 20,217 | | |
| Total assets | $ 424,009 | | $ 424,567 | | | $ 399,915 | | | $ 383,153 | | |
| **Liabilities and Equity:** | | | | | | | | | | | |
| Interest-bearing liabilities: | | | | | | | | | | | |
| NOW and money market savings | $ 67,387 | 0.44% | $ 65,897 | $ 383 | 0.58% | $ 61,677 | $ 560 | 0.91% | $ 58,891 | $ 1,224 | 2.08% |
| Passbook savings | 27,765 | 0.30 | 27,619 | 149 | 0.54 | 24,810 | 281 | 1.13 | 21,713 | 362 | 1.67 |
| Certificates of Deposit | 179,651 | 3.77 | 180,983 | 7,318 | 4.04 | 182,496 | 8,649 | 4.74 | 180,796 | 10,368 | 5.73 |
| Borrowed funds | 95,005 | 4.59% | 96,923 | 4,492 | 4.63 | 83,022 | 4,421 | 5.33 | 75,854 | 4,560 | 6.01 |
| Total interest-bearing liabilities | $ 369,808 | 3.11% | $ 371,422 | $ 12,342 | 3.32% | $ 352,005 | $ 13,911 | 3.95% | $ 337,254 | $ 16,514 | 4.90% |
| Noninterest-bearing liabilities | 12,609 | | 13,236 | | | 10,241 | | | 9,246 | | |
| Total liabilities | $ 382,417 | | $ 384,658 | | | $ 362,246 | | | $ 346,500 | | |
| Equity | 41,592 | | 39,909 | | | 37,669 | | | 36,653 | | |
| Total liabilities and equity | $ 424,009 | | $ 424,567 | | | $ 399,915 | | | $ 383,153 | | |
| Net interest income | | | | $ 13,114 | | | $ 13,055 | | | $ 10,986 | |
| Net interest rate spread(2) | | 3.01% | | | 3.01% | | | 3.15% | | | 2.68% |
| Net interest margin (3) | | 3.25 | | | 3.26 | | | 3.44 | | | 3.03 |
| Ratio of average interest-earning assets to average interest-bearing liabilities | | 108.25 | | | 108.28 | | | 107.91 | | | 107.54 |

(1) Balance is net of deferred loan fees, loan premiums and loans in process. Nonaccrual loans are included in the balances.
(2) Net interest rate spread represents the difference between the yield on average interest-earning assets and the cost of average interest-bearing liabilities.
(3) Net interest margin represents net interest income divided by average total interest-earning assets.
(4) Includes interest-bearing deposits of $7,079,000 and securities available for sale of $27,065,000.
(5) Includes interest-bearing deposits of $14,217,000 and securities available for sale of $29,688,000.
(6) Includes interest-bearing deposits of $16,910,000 and securities available for sale of $25,234,000.
(7) Includes interest-bearing deposits of $9,984,000 and securities available for sale of $34,755,000.
(8) Includes loan fee (cost) amortization of $64,000, $(34,000) and $(54,000) for the years ended December 31, 2003, 2002 and 2001.

## Rate/Volume Analysis

The table below sets forth certain information regarding changes in interest income and interest expense of the Company for the periods indicated. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to (i) changes in average volume (changes in average volume multiplied by old rate); (ii) changes in rates (changes in rate multiplied by old average volume); (iii) changes in rate-volume (changes in rate multiplied by the changes in average volume); and (iv) the net change.

| | Year Ended December 31, 2003 Compared to Year Ended December 31, 2002 | | | | Year Ended December 31, 2002 Compared to Year Ended December 31, 2001 | | | |
|---|---|---|---|---|---|---|---|---|
| | Increase/(Decrease) Due to | | | | Increase/(Decrease) Due to | | | |
| | Volume | Rate | Rate/ Volume | Total Increase (Decrease) | Volume | Rate | Rate/ Volume | Total Increase (Decrease) |
| | | | | | (In thousands) | | | |
| **Interest income:** | | | | | | | | |
| First mortgage loans | $ 1,445 | $ (2,409) | $ (165) | $ (1,129) | $ 1,227 | $ (964) | $ (57) | $ 206 |
| Consumer loans | 90 | (384) | (9) | (303) | 332 | (234) | (18) | 80 |
| Investment securities | 246 | (250) | (73) | (77) | (277) | (459) | (84) | (820) |
| Total interest-earning assets | $ 1,781 | $ (3,043) | $ (247) | $ (1,509) | $ 1,282 | $ (1,657) | $ (159) | $ (534) |
| **Interest expense:** | | | | | | | | |
| NOW and money market savings | $ 38 | $ (200) | $ (14) | $ (176) | $ 58 | $ (689) | $ (33) | $ (664) |
| Passbook savings | 32 | (148) | (17) | (133) | 52 | (116) | (17) | (81) |
| Certificate of deposits | (72) | (1,270) | 11 | (1,331) | 97 | (1,799) | (17) | (1,719) |
| Borrowed funds | 740 | (573) | (96) | 71 | 431 | (521) | (49) | (139) |
| Total interest-bearing liabilities | 738 | (2,191) | (116) | (1,569) | 638 | (3,125) | (116) | (2,603) |
| Net change in net interest income | $ 1,043 | $ (852) | $ (131) | $ 60 | $ 644 | $ 1,468 | $ (43) | $ 2,069 |

**Comparison of Financial Condition as of December 31, 2003 and December 31, 2002**

Total assets increased $20.1 million, or 5.0%, to $424.0 million at December 31, 2003 from $403.9 million at December 31, 2002. The increase in assets was due primarily to increases in net loans receivable and to a lesser extent securities available for sale, offset in part by a decrease in interest bearing cash. Asset growth was funded by increases in FHLB advances and deposits.

Total loans receivable, net, increased by $21.8 million, or 6.4%, to $363.0 million at December 31, 2003 from $341.1 million at December 31, 2002, primarily due to origination of $117.9 million of first mortgage loans secured by one-to four-family residences, originations of $4.7 million of first mortgage loans secured by multifamily residences and commercial real estate loans, purchases of first mortgage loans primarily secured by one-to four-family residences, multifamily residences and commercial real estate loans of $45.1 million, and originations of $25.9 million of second mortgage loans during the year ended December 31, 2003. These originations and purchases were offset in part by payments and prepayments of $133.4 million and sales of loans of $48.2 million during the year ended December 31, 2003. Also contributing to the Company's increase in loans receivable was a $9.6 million increase in the loans receivable at the Company's two new offices in Ankeny and Clive, Iowa. The increases in loan originations and repayments were due primarily to the ongoing low interest rate environment in 2003. The Company sells substantially all fixed-rate loans primarily with maturities in excess of 15 years in the secondary mortgage market in order to reduce interest rate risk. Securities available for sale increased $4.1 million, or 18.0%, primarily due to the increase in the mortgage backed security investments, partially offset by calls, payments and maturities of mortgage-backed securities and municipal securities. Proceeds of such calls, payments and maturities were used to fund loan growth. Interest bearing cash decreased $5.9 million, or 45.3%, from $13.0 million at December 31, 2002 to $7.1 million at December 31, 2003 as the Company invested cash in loans and securities.

Borrowings, primarily FHLB advances, increased $10.0 million, to $95.0 million at December 31, 2003 from $85.0 million at December 31, 2002 as the Company utilized borrowings to fund loans and securities. Deposits increased $7.0 million, or 2.5%, to $284.0 million at December 31, 2003 from $277.0 million at December 31, 2002, primarily reflecting increases in NOW accounts, savings accounts, money market accounts and certain public funds deposits, offset in part by decreases in retail certificate of deposit accounts. The increase in deposits is due primarily to the opening of two new offices in Ankeny and Clive, Iowa and management's marketing efforts.

Total shareholders' equity increased $2.8 million to $41.6 million at December 31, 2003 from $38.7 million at December 31, 2002, primarily due to net income and stock options exercised, offset in part by dividends paid to shareholders, funds used for the repurchase of stock and decreased unrealized gains on securities available for sale.

**Comparison of Financial Condition as of December 31, 2002 and December 31, 2001**

Total assets increased $24.5 million, or 6.5%, to $403.9 million at December 31, 2002 from $379.4 million at December 31, 2001. The increase in assets was due primarily to increases in net loans receivable, offset in part by decreases in securities available for sale and interest bearing cash. Asset growth was funded by increases in FHLB advances and deposits.

Total loans receivable, net, increased by $33.2 million, or 10.8%, to $341.1 million at December 31, 2002 from $308.0 million at December 31, 2001, primarily due to the origination of $84.1 million of first mortgage loans secured by one-to four-family residences, purchases and originations of first mortgage loans primarily secured by one-to four-family residences, multifamily residences and commercial real estate loans of $84.4 million, and originations of $28.6 million of second mortgage loans during the year ended December 31, 2002. These originations and purchases were offset in part by payments, prepayments and sales of loans during the year ended December 31, 2002. The increases in loan originations and repayments were due primarily to the ongoing low interest rate environment in 2002. The Company sells substantially all fixed-rate loans primarily with maturities in excess of 15 years in the secondary mortgage market in order to reduce interest rate risk. Securities available for sale decreased $8.5 million, or 27.2%, primarily due to the calls, payments, maturities and sales of U.S. Government agencies, mortgage-backed securities and equity securities, partially offset by the purchase of municipal securities. Proceeds of such calls, payments and sales were used to fund asset growth. Interest bearing cash decreased $4.6 million, or 26.2%, from $17.7 million at December 31, 2001 to $13.0 million at December 31, 2002 as the Company invested cash in loans.

Borrowings, primarily FHLB advances, increased $13.6 million, to $85.0 million at December 31, 2002 from $71.4 million at December 31, 2001 as the Company utilized borrowings to fund loans. Deposits increased $8.2 million, or 3.0%, to $277.0 million at December 31, 2002 from $268.8 million at December 31, 2001, primarily reflecting increases in NOW accounts, savings accounts and retail certificates of deposit accounts, offset in part by decreases in money market accounts and certain public funds deposits as the Company utilized deposits to fund loans.

Total shareholders' equity increased $2.8 million to $38.7 million at December 31, 2002 from $35.9 million at December 31, 2001, primarily due to net income and stock options exercised, offset in part by dividends paid to shareholders, funds used for the repurchase of stock and decreased unrealized gains on securities available for sale.

**Comparison of Results of Operations for the Years Ended December 31, 2003 and 2002**

*Net Income.* Net income decreased by $17,000 to $5.9 million for the year ended December 31, 2003 compared to $5.9 million for the same period in 2002. Net income is primarily dependent on net interest income, noninterest income, noninterest expense and income tax expense. The decrease in net income was primarily due to increases in noninterest expenses, offset in part by increases in noninterest income and decreases in income tax expense.

*Net Interest Income.* Net interest income before provision for loan losses increased by $60,000 to $13.1 million for the year ended December 31, 2003 from $13.1 million for the year ended December 31, 2002. The increase is primarily due to an increase in the average balance of interest earning assets and the decrease in the average cost of funds, offset in part by a decrease in the yield on interest earning assets and an increase in the average balance of interest bearing liabilities. The interest rate spread (i.e., the difference in the average yield on assets and average cost of liabilities) decreased to 3.01% for the year ended December 31, 2003 from 3.15% for the year ended December 31, 2002. The decrease in interest rate spread reflects the general decrease in the yield on interest earning assets offset in part by the decrease in the overall cost of interest bearing liabilities. The decrease in the yield on interest earning assets and the cost of interest bearing liabilities reflects a general decrease in market interest rates.

*Interest Income.* Interest income decreased by $1.5 million to $25.5 million for the year ended December 31, 2003 compared to $27.0 million for the year ended December 31, 2002. The decrease in interest income was primarily due to a decrease in the average yield on interest earning assets, offset in part by an increase in the average balance of interest earning assets. The average yield on interest earning assets decreased to 6.33% for the year ended December 31, 2003 from 7.10% for the year ended December 31, 2002, primarily due to a general decrease in market interest rates. The average interest earning assets increased $22.3 million to $402.2 million for the year ended December 31, 2003, from $379.8 million for 2002. The increase in the average balances of interest earning assets primarily reflects increases in the average balances of first mortgage loans. The increases in first mortgage loans were primarily derived from originations of $117.9 million of first mortgage loans secured by one-to four-family residences, originations of $4.7 million of first mortgage loans secured by multifamily residences and commercial real estate loans, purchases of first mortgage loans secured by one-to four-family residences and multifamily residences and commercial real estate of $45.1 million, which originations and purchases were offset in part by payments and prepayments of $133.4 million and sales of loans of $48.2 million during the year ended December 31, 2003. This reflects the Company's continued emphasis on residential lending. See "-Business Strategy."

*Interest Expense.* Interest expense decreased by $1.6 million to $12.3 million for the year ended December 31, 2003 compared to $13.9 million for the year ended December 31, 2002. The decrease in interest expense was primarily due to a decrease in the average cost of funds, offset in part by an increase in the average balances of interest bearing liabilities. The average cost of funds decreased to 3.32% for the year ended December 31, 2003 from 3.95% for the year ended December 31, 2002, primarily due to a general decrease in market interest rates. The decrease in interest expense was partially offset by a $19.4 million increase in the average balance of interest-bearing liabilities to $371.4 million for the year ended December 31, 2003, from $352.0 million for 2002. The increase in the average balance of interest-bearing liabilities primarily reflects an increase in the NOW, money market, savings and borrowed funds, offset by a decrease in certificates of deposit. The increase in average interest bearing deposits was due to the Company's marketing efforts and the opening of two new branches in Ankeny and Clive, Iowa. The increase in interest bearing liabilities was used to fund asset growth.

*Provision for Loan Losses.* The Company's provision for loan losses was $255,000 and $383,000 for the years ended December 31, 2003 and December 31, 2002, respectively. The Company establishes provisions for loan losses, which are charged to operations, in order to maintain the allowance for loan losses at a level which is deemed to be appropriate based upon an assessment of prior loss experience, industry standards, past due loans, economic conditions, the volume and type of loans in the Company's portfolio, which includes a significant amount of multifamily and commercial real estate loans, substantially all of which are purchased and are secured by properties located out of state, and other factors related to the collectibility of the Company's loan portfolio. During 2003 the Company's total loan portfolio increased $22.8 million or 6.6%. This increase primarily consisted of increases in the one-to-four family first mortgage real estate loans, which carries a lower level of risk than other loans in the portfolio. The Company purchased $45.1 million of loans in 2003, as compared to $84.4 million of loans in 2002. The properties securing the loans purchased are primarily out of state and constitute a higher rate of risk than originated loans due to the size, locations and type of collateral securing such loans. The Company's out of state loans increased by $2.8 million or 2.1% during 2003. The economic conditions in the Bank's primary market areas are currently stable. The net charge offs were $208,000 for the year ended December 31, 2003 as compared to $148,000 for the year ended December 31, 2002. The increase in charge offs were primarily due to an increase in the charge offs of automobile and second mortgage loans. The resulting allowance for loan loss was $3.2 million and $3.1 million at December 31, 2003 and December 31, 2002, respectively.

The allowance for loan losses as a percentage of total loans receivable decreased to 0.86% at December 31, 2003 from 0.90% at December 31, 2002. The level of nonperforming loans was $615,000 at December 31, 2003 and $643,000 at December 31, 2002. See "Asset Quality".

Management believes that the allowance for loan losses is adequate as of December 31, 2003. While management estimates loan losses using the best available information, such as independent appraisals for significant collateral properties, no assurance can be made that future adjustments to the allowance will not be necessary based on changes in economic and real estate market conditions, further information obtained regarding problem loans, identification of additional problem loans, and other factors, both within and outside of management's control.

*Noninterest income.* Total noninterest income increased by $841,000, or 14.7%, to $6.6 million for the year ended December 31, 2003 from $5.7 million for the year ended December 31, 2002. The increase is due to increases in fees and service charges, other income, abstract fees and mortgage banking income (gain on sale of loans). Fees and service increased $488,000 due to an increase in loan prepayment fees and fees associated with checking accounts, including overdraft fees. Other income, which primarily includes annuity and mutual fund sales, rent income, insurance sales and income associated with foreclosed real estate increased $146,000 due to an increase in annuity and mutual fund sales, increased rental income associated with the opening of a second multifamily apartment building in March, 2003 and income associated with foreclosed real estate, offset by a decrease in insurance sales. Abstract fees increased $125,000 due to increased sales volume as a result of a general increase in real estate activity, such as loan originations. Mortgage banking income increased $81,000 due in part to increased pricing, offset by a decrease in loan originations of loans held for sale.

*Noninterest Expense.* Total noninterest expense increased by $1.3 million to $10.9 million for the year ended December 31, 2003 from $9.6 million for the year ended December 31, 2002. The increase is primarily due to an increase in salaries and employee benefits, other expenses, premises and equipment and data processing. Salaries and benefits increased $726,000 due to an increase in the Company's contribution to the retirement plan, increases as a result of the employee stock ownership plan, an increase in personnel at the Ankeny and Clive offices, normal salary increases and increases in other employee benefits. Other expenses increased $423,000 primarily due to increases in marketing costs in conjunction with a direct mail checking account promotion, increased apartment operating costs associated primarily from the opening of a second multifamily apartment building in March, 2003, increases in write-offs of overdrafts and an increase in costs associated with the Ankeny and Clive offices. Premises and equipment increased $95,000 primarily due to an increase in the costs associated with the Ankeny and Clive offices. Data processing increased $34,000 primarily due to normal data processing cost increases and increases in conjunction with internet banking costs. The Company's efficiency ratio for the year ended December 31, 2003 and 2002 was 55.17% and 51.01%, respectively. The Company's ratio of noninterest expense to average assets for the year ended December 31, 2003 and 2002 was 2.56% and 2.40%, respectively.

*Income Taxes.* Income taxes decreased by $233,000 to $2.7 million for the year ended December 31, 2003 as compared to $3.0 million for the year ended December 31, 2002. The decrease was principally due to a decrease in pre-tax earnings during the 2003 period as compared to the 2002 period, a new recurring federal income tax credit from Northridge Apartment Limited Partnership II and a one time state tax credit from Northridge Apartment Limited Partnership II, which decreased income tax expense by approximately $110,000, partially offset by a decrease in nontaxable income.

**Comparison of Results of Operations for the Years Ended December 31, 2002 and 2001**

*Net Income.* Net income totaled $5.9 million for the year ended December 31, 2002 compared to $4.5 million for the same period in 2001. Net income is primarily dependent on net interest income, noninterest income, noninterest expense and income tax expense. The increase in net income was primarily due to increases in net interest income and noninterest income, offset in part by increases in noninterest expense and income taxes.

*Net Interest Income.* Net interest income before provision for loan losses increased by $2.1 million to $13.1 million for the year ended December 31, 2002 from $11.0 million for the year ended December 31, 2001. The increase in primarily due to an increase in the average balance of interest earning assets and the decrease in the average cost of funds, offset in part by a decrease in the yield on interest earning assets and an increase in the average balance of interest bearing liabilities. The interest rate spread (i.e., the difference in the average yield on assets and average cost of liabilities) increased to 3.15% for the year ended December 31, 2002 from 2.68% for the year ended December 31, 2001. The increase in the spread reflects the general decrease in the overall costs on interest bearing liabilities offset in part by a decrease in the yield on interest earning assets. The decrease in the yield on interest earning assets and the cost of interest bearing liabilities reflects a general decrease in market interest rates.

*Interest Income.* Interest income decreased by $534,000 to $27.0 million for the year ended December 31, 2002 compared to $27.5 million for the year ended December 31, 2001. The decrease in interest income was primarily due to a decrease in the average yield on interest earning assets, offset in part by an increase in the average balance of interest earning assets. The average yield on interest earning assets decreased to 7.10% for the year ended December 31, 2002 from 7.58% for the year ended December 31, 2001, primarily due to a general decrease in market interest rates. The average interest earning assets increased $16.9 million to $379.8 million for the year ended December 31, 2002, from $362.9 million for 2001. The increase in the average balances of interest earning assets primarily reflects increases in the average balances of first mortgage loans, offset in part by a decrease in the average balance of investment securities. The increases in first mortgage loans were primarily derived from originations of $84.1 million of first mortgage loans secured by one-to four-family residences, purchases and originations of first mortgage loans secured by one-to four-family residences, multifamily residences and commercial real estate of $84.4 million and originations of $28.6 million of second mortgage loans, which originations and purchases were offset in part by payments, prepayments and sales of loans during the year ended December 31, 2002. This reflects the Company's continued emphasis on residential lending. See "-Business Strategy." The decrease in investment securities were primarily from the calls, payments, maturities and sales of investments, partially offset by purchases.

*Interest Expense.* Interest expense decreased by $2.6 million to $13.9 million for the year ended December 31, 2002 compared to $16.5 million for the year ended December 31, 2001. The decrease in interest expense was primarily to a decrease in the average cost of funds, offset in part by an increase in the average balances of interest bearing liabilities. The average cost of funds decreased to 3.95% for the year ended December 31, 2002 from 4.90% for the year ended December 31, 2001, primarily due to a general decrease in market interest rates. The decrease in interest expense was partially offset by a $14.8 million increase in the average balance of interest-bearing liabilities to $352.0 million for the year ended December 31, 2002, from $337.3 million for 2001. The increase in the average balance of interest-bearing liabilities primarily reflects an increase in borrowed funds, NOW, savings and retail certificates of deposits, offset by a decrease in certain public funds certificates of deposit. The increase in average interest bearing liabilities was used in part to fund asset growth.

*Provision for Loan Losses.* The Company's provision for loan losses was $383,000 and $210,000 for the years ended December 31, 2002 and December 31, 2001, respectively. The increase in the provision for loan loss is primarily due to the increase in nonperforming loans, increases in the loan portfolio and general economic conditions. The Company establishes provisions for loan losses, which are charged to operations, in order to maintain the allowance for loan losses at a level which is deemed to be appropriate based upon an assessment of prior loss experience, industry standards, past due loans, economic conditions, the volume and type of loans in the Company's portfolio, which includes a significant amount of multifamily and commercial real estate loans, substantially all of which are purchased and are secured by properties located out of state, and other factors related to the collectibility of the Company's loan portfolio. The net charge offs were $148,000 for the year ended December 31, 2002 as compared to $170,000 for the year ended December 31, 2001. The resulting allowance for loan loss was $3.1 million and $2.9 million at December 31, 2002 and December 31, 2001, respectively.

The allowance for loan losses as a percentage of total loans receivable decreased to 0.90% at December 31, 2002 from 0.92% at December 31, 2001. The level of nonperforming loans was $643,000 at December 31, 2002 and $276,000 at December 31, 2001. See "Asset Quality".

Management believes that the allowance for loan losses is adequate as of December 31, 2002. While management estimates loan losses using the best available information, such as independent appraisals for significant collateral properties, no assurance can be made that future adjustments to the allowance will not be necessary based on changes in economic and real estate market conditions, further information obtained regarding problem loans, identification of additional problem loans, and other factors, both within and outside of management's control.

*Noninterest Income.* Total noninterest income increased by $636,000, or 12.5%, to $5.7 million for the year ended December 31, 2002 from $5.1 million for the year ended December 31, 2001. The increase is due to increases in fees and service charges, abstract fees and other income. Fees and service increased $382,000 due to an increase in loan prepayment fees. Abstract fees increased $180,000 due to increased sales volume as a result of a general increase in real estate activity, such as loan originations. Other income, which primarily includes annuity and mutual fund sales, insurance sales, rent income and income associated with foreclosed real estate, increased $105,000 due to an increase in annuity and mutual fund sales, offset by a decrease in insurance sales.

*Noninterest Expense.* Total non-interest expense increased by $536,000 to $9.6 million for the year ended December 31, 2002 from $9.0 million for the year ended December 31, 2001. The increase is primarily due to an increase in salaries and employee benefits, other expenses and data processing, partially offset by a decrease in goodwill amortization. Salaries and benefits increase $723,000 primarily due to normal salary increases, the opening of the Ankeny office, increases in the Company's contribution to the retirement plan, increases as a result of the employee stock ownership plan, increases in salaries due to mortgage loan volume, increases in salaries due to annuity and mutual fund sales and increases in health insurance costs. Other expenses increased $245,000 primarily due to the opening of the Ankeny office, marketing expenses, expenses in connection with loan purchases, costs associated with First Iowa, apartment operating costs, office supplies and losses associated with checking accounts, offset in part by a decrease in the costs associated with ATM and debit cards. Data processing costs increased $74,000 primarily due to normal data processing cost increases, Internet banking costs and an increase in consulting costs. The Company's efficiency ratio for the year ended December 31, 2002 and 2001 was 51.01% and 56.26%, respectively. The Company's ratio of noninterest expense to average assets for the year ended December 31, 2002 and 2001 was 2.40% and 2.36%, respectively.

*Income Taxes.* Income taxes increased by $606,000 to $3.0 million for the year ended December 31, 2002 as compared to $2.3 million for the year ended December 31, 2001. The increase was principally due to an increase in pre-tax earnings during the 2002 period as compared to the 2001 period, partially offset by a decrease in nondeductible amortization as a result of the Company's adoption of SFAS 142, a reduction in nontaxable interest income and an increase in taxable deductions due to a change in the Company's retirement plan.

**Impact of Inflation and Changing Prices**

The consolidated financial statements of the Company and notes thereto, presented elsewhere herein, have been prepared in accordance with accounting principles generally accepted in the United States of America, which require the measurement of financial position and operating results in terms of historical dollars without considering the change in the relative purchasing power of money over time and due to inflation. The impact of inflation is reflected in the increased cost of the Company's operations. Unlike most industrial companies, nearly all the assets and liabilities are monetary. As a result, interest rates have a greater impact on the Company's performance than do the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or to the same extent as the price of goods and services.

**Off-Balance Sheet Arrangements**

The Company does not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on the Company's financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

**Contractual Obligations (Dollars in thousands)**

| Contractual obligations | Payments due by period | | | | |
|---|---|---|---|---|---|
| | Total | Less than 1 year | 1-3 years | 3-5 years | More than 5 years |
| Borrowings (1) | $ 94,988 | $ 9,002 | $ 27,503 | $ 16,502 | $ 41,981 |
| Loan Commitments | $ 10,601 | $ 10,601 | -- | | |
| Available home equity and unadvanced lines of credit | $ 2,452 | $ 2,452 | -- | -- | -- |
| **Total** | $ 108,041 | $ 22,055 | $ 27,503 | $ 16,502 | $ 41,981 |

(1) Callable advances are included in the category in which the advances mature

NORTH CENTRAL BANCSHARES, INC.
AND SUBSIDIARIES

INDEX TO FINANCIAL STATEMENTS

# McGladrey & Pullen

Certified Public Accountants

To the Board of Directors
North Central Bancshares, Inc.
Fort Dodge, Iowa

We have audited the accompanying consolidated statements of financial condition of North Central Bancshares, Inc. and subsidiaries as of December 31, 2003 and 2002 and the related consolidated statements of income, stockholders' equity and cash flows for the years ended December 31, 2003, 2002 and 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of North Central Bancshares, Inc. and subsidiaries as of December 31, 2003 and 2002 and the results of their operations and their cash flows for the years ended December 31, 2003, 2002 and 2001, in conformity with accounting principles generally accepted in the United States of America.

McGladrey & Pullen, LLP

Des Moines, Iowa
January 30, 2004

McGladrey & Pullen, LLP is an independent member firm of
RSM International, an affiliation of independent accounting
and consulting firms.

## NORTH CENTRAL BANCSHARES, INC. AND SUBSIDIARIES

## CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
**December 31, 2003 and 2002**

| ASSETS | 2003 | 2002 |
|---|---|---|
| Cash and due from banks (Note 19): | | |
| Interest-bearing | $ 7,124,828 | $ 13,025,657 |
| Noninterest-bearing | 2,893,745 | 2,142,944 |
| **Total cash and cash equivalents** | 10,018,573 | 15,168,601 |
| Securities available-for-sale (Notes 2 and 7) | 26,952,157 | 22,833,742 |
| Loans receivable, net (Notes 3, 4, 7 and 13) | 362,959,238 | 341,146,364 |
| Loans held for sale | 326,900 | 2,372,134 |
| Accrued interest receivable | 1,866,521 | 1,928,278 |
| Foreclosed real estate | 1,453,353 | 768,726 |
| Premises and equipment, net (Note 5) | 9,842,477 | 8,195,963 |
| Rental real estate | 2,968,918 | 2,197,382 |
| Title plant | 925,256 | 925,256 |
| Goodwill (Note 1) | 4,970,800 | 4,970,800 |
| Deferred taxes (Note 8) | 757,543 | 608,657 |
| Prepaid expenses and other assets | 967,565 | 2,755,778 |
| **Total assets** | $ 424,009,301 | $ 403,871,681 |
| **LIABILITIES AND STOCKHOLDERS' EQUITY** | | |
| LIABILITIES | | |
| Deposits (Note 6) | $ 283,963,569 | $ 277,000,082 |
| Borrowed funds (Note 7) | 95,004,605 | 85,026,438 |
| Advances from borrowers for taxes and insurance (Note 4) | 1,736,755 | 1,512,114 |
| Dividends payable | 337,907 | 295,250 |
| Accrued expenses and other liabilities | 1,374,824 | 1,289,593 |
| **Total liabilities** | 382,417,660 | 365,123,477 |
| COMMITMENTS AND CONTINGENCIES (Notes 12 and 15) | | |
| STOCKHOLDERS' EQUITY (Notes 10 and 15) | | |
| Common stock, $.01 par value, authorized 15,500,000 shares; issued and outstanding 2003 1,604,780 shares; 2002 1,640,280 shares | 16,048 | 16,403 |
| Preferred stock, $.01 par value, authorized 3,000,000 shares; none issued and outstanding | - | - |
| Additional paid-in capital | 17,711,322 | 17,011,095 |
| Retained earnings, substantially restricted (Note 8) | 24,103,330 | 21,862,248 |
| Unearned shares, employee stock ownership plan (Note 9) | (167,793) | (318,097) |
| Accumulated other comprehensive income (loss) | (71,266) | 176,555 |
| **Total stockholders' equity** | 41,591,641 | 38,748,204 |
| **Total liabilities and stockholders' equity** | $ 424,009,301 | $ 403,871,681 |

See Notes to Consolidated Financial Statements.

## NORTH CENTRAL BANCSHARES, INC. AND SUBSIDIARIES

### CONSOLIDATED STATEMENTS OF INCOME
**Years Ended December 31, 2003, 2002, and 2001**

| | 2003 | 2002 | 2001 |
|---|---|---|---|
| Interest income: | | | |
| Loans receivable: | | | |
| First mortgage loans | $ 19,977,961 | $ 21,107,541 | $ 20,902,405 |
| Consumer loans | 4,146,118 | 4,448,629 | 4,369,468 |
| Securities and cash deposits | 1,331,927 | 1,409,314 | 2,227,695 |
| | 25,456,006 | 26,965,484 | 27,499,568 |
| Interest expense: | | | |
| Deposits (Note 6) | 7,849,586 | 9,489,921 | 11,953,966 |
| Other borrowed funds | 4,492,129 | 4,420,959 | 4,559,807 |
| | 12,341,715 | 13,910,880 | 16,513,773 |
| **Net interest income** | 13,114,291 | 13,054,604 | 10,985,795 |
| Provision for loan losses (Note 3) | 255,000 | 383,000 | 210,000 |
| **Net interest income after provision for loan losses** | 12,859,291 | 12,671,604 | 10,775,795 |
| Noninterest income: | | | |
| Fees and service charges | 2,863,713 | 2,375,228 | 1,992,794 |
| Abstract fees | 1,810,924 | 1,686,271 | 1,506,099 |
| Mortgage banking income | 828,099 | 746,983 | 778,923 |
| (Loss) on sale of securities available-for-sale, net | - | (523) | (933) |
| Other income | 1,067,401 | 921,125 | 815,733 |
| **Total noninterest income** | 6,570,137 | 5,729,084 | 5,092,616 |
| Noninterest expense: | | | |
| Compensation and employee benefits (Note 9) | 5,949,737 | 5,223,411 | 4,500,178 |
| Premises and equipment | 1,287,229 | 1,192,153 | 1,226,056 |
| Data processing | 577,836 | 544,169 | 470,147 |
| Goodwill amortization (Note 1) | - | - | 472,290 |
| Other expenses (Note 11) | 3,045,650 | 2,622,462 | 2,377,466 |
| **Total noninterest expense** | 10,860,452 | 9,582,195 | 9,046,137 |
| **Income before income taxes** | 8,568,976 | 8,818,493 | 6,822,274 |
| Provision for income taxes (Note 8) | 2,720,566 | 2,953,332 | 2,347,411 |
| **Net income** | $ 5,848,410 | $ 5,865,161 | $ 4,474,863 |
| Basic earnings per common share (Note 16) | $ 3.69 | $ 3.58 | $ 2.54 |
| Earnings per common share - assuming dilution (Note 16) | 3.48 | 3.37 | 2.41 |
| Dividends declared per common share | 0.84 | 0.72 | 0.60 |

See Notes to Consolidated Financial Statements.

NORTH CENTRAL BANCSHARES, INC. AND SUBSIDIARIES

## CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
**Years Ended December 31, 2003, 2002, and 2001**

| | Comprehensive Income | Common Stock | Additional Paid-in Capital | Retained Earnings | Unearned Shares, Employee Stock Ownership Plan | Accumulated Other Comprehensive Income (Loss) | Treasury Stock | Total Stockholders' Equity |
|---|---|---|---|---|---|---|---|---|
| Balance, December 31, 2000 | | $ 40,111 | $38,378,315 | $ 33,345,852 | $ (646,912) | $ (247,340) | $ (34,471,911) | $ 36,398,115 |
| Comprehensive income: | | | | | | | | |
| Net income | $ 4,474,863 | - | - | 4,474,863 | - | - | - | 4,474,863 |
| Other comprehensive income, net of tax (Note 2) | 437,331 | - | - | - | - | 437,331 | - | 437,331 |
| **Total comprehensive income** | $ 4,912,194 | | | | | | | |
| Purchase of treasury stock | | - | - | - | - | - | (5,280,545) | (5,280,545) |
| Dividends on common stock | | - | - | (1,044,562) | - | - | - | (1,044,562) |
| Retirement of treasury stock | | (23,460) | (22,355,549) | (17,373,447) | - | - | 39,752,456 | - |
| Effect of contribution to employee stock ownership plan | | - | 200,821 | - | 169,086 | - | - | 369,907 |
| Issuance of common stock | | 352 | 557,288 | - | - | - | - | 557,640 |
| Balance, December 31, 2001 | | 17,003 | 16,780,875 | 19,402,706 | (477,826) | 189,991 | - | 35,912,749 |
| Comprehensive income: | | | | | | | | |
| Net income | $ 5,865,161 | - | - | 5,865,161 | - | - | - | 5,865,161 |
| Other comprehensive (loss), net of tax (Note 2) | (13,436) | - | - | - | - | (13,436) | - | (13,436) |
| **Total comprehensive income** | $ 5,851,725 | | | | | | | |
| Purchase of treasury stock | | - | - | - | - | - | (3,569,328) | (3,569,328) |
| Dividends on common stock | | - | - | (1,167,291) | - | - | - | (1,167,291) |
| Retirement of treasury stock | | (1,331) | (1,329,669) | (2,238,328) | - | - | 3,569,328 | - |
| Effect of contribution to employee stock ownership plan | | - | 277,255 | - | 159,729 | - | - | 436,984 |
| Issuance of common stock | | 731 | 1,282,634 | - | - | - | - | 1,283,365 |
| Balance, December 31, 2002 | | 16,403 | 17,011,095 | 21,862,248 | (318,097) | 176,555 | - | 38,748,204 |
| Comprehensive income: | | | | | | | | |
| Net income | $ 5,848,410 | - | - | 5,848,410 | - | - | - | 5,848,410 |
| Other comprehensive (loss), net of tax (Note 2) | (247,821) | - | - | - | - | (247,821) | - | (247,821) |
| **Total comprehensive income** | $ 5,600,589 | | | | | | | |
| Purchase of treasury stock | | - | - | - | - | - | (3,234,239) | (3,234,239) |
| Dividends on common stock | | - | - | (1,320,089) | - | - | - | (1,320,089) |
| Retirement of treasury stock | | (947) | (946,053) | (2,287,239) | - | - | 3,234,239 | - |
| Effect of contribution to employee stock ownership plan | | - | 398,642 | - | 150,304 | - | - | 548,946 |
| Issuance of common stock | | 592 | 1,247,638 | - | - | - | - | 1,248,230 |
| **Balance, December 31, 2003** | | **$ 16,048** | **$17,711,322** | **$24,103,330** | **$ (167,793)** | **$ (71,266)** | **$ -** | **$ 41,591,641** |

NORTH CENTRAL BANCSHARES, INC. AND SUBSIDIARIES

## CONSOLIDATED STATEMENTS OF CASH FLOWS

**Years Ended December 31, 2003, 2002, and 2001**

| | **2003** | 2002 | 2001 |
|---|---|---|---|
| CASH FLOWS FROM OPERATING ACTIVITIES | | | |
| Net income | **$ 5,848,410** | $ 5,865,161 | $ 4,474,863 |
| Adjustments to reconcile net income to net cash provided by operating activities: | | | |
| Provision for loan losses | **255,000** | 383,000 | 210,000 |
| Depreciation | **797,117** | 721,762 | 743,796 |
| Amortization and accretion | **677,301** | 268,424 | 639,003 |
| Deferred taxes | **(1,475)** | (114,715) | (193,638) |
| Effect of contribution to employee stock ownership plan | **548,946** | 436,984 | 369,907 |
| Gain on sale of foreclosed real estate and loans, net | **(873,444)** | (743,017) | (776,179) |
| Loss on sale of securities available-for-sale, net | **-** | 523 | 933 |
| Loss on disposal of equipment | **4,916** | 5,923 | 11,396 |
| Proceeds from sales of loans held for sale | **51,061,653** | 53,645,852 | 50,087,483 |
| Originations of loans held for sale | **(48,188,320)** | (53,665,293) | (50,415,883) |
| Change in assets and liabilities: | | | |
| Accrued interest receivable | **61,757** | (14,721) | 343,596 |
| Prepaid expenses and other assets | **1,788,213** | (2,123,150) | (58,263) |
| Accrued expenses and other liabilities | **85,231** | (100,530) | 107,628 |
| **Net cash provided by operating activities** | **12,065,305** | 4,566,203 | 5,544,642 |
| CASH FLOWS FROM INVESTING ACTIVITIES | | | |
| Net change in loans | **26,056,456** | 51,036,816 | 36,679,436 |
| Purchase of loans | **(49,583,830)** | (84,619,011) | (27,784,114) |
| Proceeds from sale of securities available-for-sale | **702,400** | 750,227 | 220,125 |
| Purchase of securities available-for-sale | **(11,197,958)** | (322,763) | (7,293,386) |
| Proceeds from maturities and calls of securities available-for-sale | **5,888,849** | 8,053,186 | 19,714,516 |
| Purchase of premises, equipment, and rental real estate | **(3,344,928)** | (2,609,603) | (834,613) |
| Proceeds from sale of equipment | **124,846** | 1,015 | 18,376 |
| Other | **235,978** | 95,354 | (193,518) |
| **Net cash provided by (used in) investing activities** | **(31,118,187)** | (27,614,779) | 20,526,822 |

(Continued)

## CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)
**Years Ended December 31, 2003, 2002, and 2001**

| | 2003 | 2002 | 2001 |
|---|---|---|---|
| CASH FLOWS FROM FINANCING ACTIVITIES | | | |
| Net increase in deposits | **$ 6,963,487** | $ 8,186,351 | $ 7,647,085 |
| Net increase (decrease) in advances from borrowers for taxes and insurance | **224,641** | (77,200) | 271,245 |
| Net increase (decrease) in short-term borrowings | **1,500,000** | (250,000) | (4,750,000) |
| Proceeds from other borrowed funds | **17,500,000** | 39,500,000 | 11,000,000 |
| Payments of other borrowed funds | **(9,021,833)** | (25,636,285) | (23,429,503) |
| Purchase of treasury stock | **(3,234,239)** | (3,569,328) | (5,280,545) |
| Proceeds from issuance of common stock | **1,248,230** | 1,283,365 | 557,640 |
| Dividends paid | **(1,277,432)** | (1,128,628) | (1,028,210) |
| **Net cash provided by (used in) financing activities** | **13,902,854** | 18,308,275 | (15,012,288) |
| **Net change in cash and cash equivalents** | **(5,150,028)** | (4,740,301) | 11,059,176 |
| CASH AND CASH EQUIVALENTS | | | |
| Beginning | **15,168,601** | 19,908,902 | 8,849,726 |
| Ending | **$ 10,018,573** | $ 15,168,601 | $ 19,908,902 |
| SUPPLEMENTAL SCHEDULE OF CASH FLOW INFORMATION | | | |
| Cash payments for: | | | |
| Interest paid to depositors | **$ 7,872,840** | $ 9,782,295 | $ 12,081,559 |
| Interest paid on borrowings | **4,492,129** | 4,421,374 | 4,610,964 |
| Income taxes | **2,330,008** | 2,712,103 | 2,127,615 |

See Notes to Consolidated Financial Statements.

## Note 1. Significant Accounting Policies

Organization, nature of business and basis of presentation: North Central Bancshares, Inc., (the Company), an Iowa corporation, is a unitary savings and loan holding company that owns 100% of the outstanding stock of First Federal Savings Bank of Iowa (the Bank), which is a federally chartered stock savings bank that conducts its operations from its main office located in Fort Dodge, Iowa, and nine branch offices located in Fort Dodge, Nevada, Ames, Perry, Ankeny, Clive, Burlington, and Mt. Pleasant, Iowa.

Principles of consolidation: The consolidated financial statements, as described above, include the accounts of the Company and its wholly-owned subsidiary, the Bank and the Bank's wholly-owned subsidiaries, First Federal Investment Services, Inc. (which sells insurance, annuity products and mutual funds), First Iowa Title Services, Inc. (which provides real estate abstracting services) and Northridge Apartments Limited Partnership and Northridge Apartments Limited Partnership II (which own multifamily apartment buildings). All significant intercompany balances and transactions have been eliminated in consolidation.

Accounting estimates and assumptions: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses, the valuation of foreclosed real estate, deferred tax assets and fair value of financial instruments.

Revenue recognition: Interest income and expense is recognized on the accrual method based on the respective outstanding balances. Other revenue is recognized at the time the service is rendered.

Cash and cash equivalents and cash flows: For purposes of the consolidated statements of cash flows, cash and cash equivalents include cash and balances due from banks. Cash flows from loans, deposits and short-term borrowing are reported net.

Securities available-for-sale: Securities classified as available-for-sale are those debt and equity securities the Company intends to hold for an indefinite period of time, but not necessarily to maturity. Any decision to sell a security classified as available-for-sale would be based on various factors, including significant movements in interest rates, changes in the maturity mix of the Company's assets and liabilities, liquidity needs, regulatory capital considerations and other similar factors.

Securities available-for-sale are reported at fair value with unrealized gains or losses reported as a separate component of other comprehensive income (loss), net of the related deferred tax effect. The amortization of premiums and accretion of discounts, computed by the interest method over their contractual lives, are recognized in interest income.

Realized gains or losses, determined on the basis of the cost of specific securities sold, are included in earnings.

Declines in the fair value of individual available-for-sale securities below their cost that are other than temporary would result in write-downs of the individual securities to their fair value. The related write-downs would be included in earnings as realized losses.

Loans held for sale: Loans held for sale are those loans held with the intent to sell in the foreseeable future. They are carried at the lower of aggregate cost or market value. Sales are made without recourse and any gain or loss is recognized at the settlement date.

Loans receivable: Loans receivable are stated at unpaid principal balances, adjusted for the allowance for loan losses, net deferred loan origination costs (fees), and net unearned premiums (discounts). Interest is accrued daily on the outstanding principal balances.

The allowance for loan losses is increased by provisions charged to income and reduced by charge-offs, net of recoveries. Management's periodic evaluation of the adequacy of the allowance is based on the Bank's past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrower's ability to repay, estimated value of any underlying collateral, and current economic conditions. While management uses the best information available to make its evaluation, future adjustments to the allowance may be necessary if there are significant changes in economic conditions.

Uncollectible interest on loans that are contractually past due is charged-off or an allowance is established based on management's periodic evaluation, generally when loans become 90 days past due. The allowance is established by a charge to interest income equal to all interest previously accrued, and income is subsequently recognized only to the extent that cash payments are received until, in management's judgment, the borrower's ability to make periodic interest and principal payments is no longer in doubt, in which case the loan is returned to accrual status.

A loan is considered impaired when, based on current information and events, it is probable that a creditor will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Impairment is measured by either the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's obtainable market price, or the fair value of the collateral if the loan is collateral dependent.

Loan fees and certain direct loan origination costs are deferred, and the net fee or cost is recognized as an adjustment to interest income using the interest method over the contractual life of the loans, adjusted for estimated prepayments based on the Bank's historical prepayment experience.

Premiums (discounts) on first mortgage loans purchased are amortized to income using the interest method over the remaining period to contractual maturity, adjusted for anticipated prepayments.

Foreclosed real estate: Real estate properties acquired through loan foreclosure are initially recorded at the lower of cost or fair value less selling costs at the date of foreclosure. Costs relating to development and improvement of property are capitalized, whereas costs relating to the holding of property are expensed.

Valuations are periodically performed by management and an allowance for losses is established by a charge to income if the carrying value of a property exceeds its fair value less estimated selling costs.

Premises and equipment: Premises and equipment are stated at cost, net of accumulated depreciation. Depreciation is computed primarily by straight-line and double-declining balance methods over the estimated useful lives of the assets.

Rental real estate: Rental real estate is comprised of two low-income housing, multifamily apartment buildings and equipment which is stated at cost, net of accumulated depreciation. Depreciation is computed primarily by the straight-line and double-declining balance methods over the estimated useful lives of the assets.

Title plant: Title plant is carried at cost and, in accordance with FASB Statement No. 61, is not depreciated. Costs incurred to maintain and update the title plant are expensed as incurred.

Goodwill: Prior to January 1, 2002, goodwill had been amortized over 10 - 15 years using the straight-line method.

As of January 1, 2002, the Company adopted SFAS 142 which eliminated the amortization and required a goodwill impairment test. The Company annually completes a goodwill impairment test and has determined that there has been no impairment of goodwill.

Had provisions of SFAS 142 been applied in fiscal year 2001, the Company's net income and net income per share would have been as follows:

| | Year Ended December 31, 2001 | | |
|---|---|---|---|
| | Net Income | Basic Earnings Per Share | Diluted Earnings Per Share |
| Net income: | | | |
| As reported | $ 4,474,863 | $ 2.54 | $ 2.41 |
| Add: Goodwill amortization | 472,290 | 0.27 | 0.25 |
| **Pro forma net income** | $ 4,947,153 | $ 2.81 | $ 2.66 |

Income taxes: Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the difference between the reported amounts of assets and liabilities and their income tax bases. Income taxes are allocated to the Company and its subsidiaries based on each entity's income tax liability as if it filed a separate return.

Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion, or all of the deferred tax assets, will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

Comprehensive income: Accounting principles generally require that recognized revenue, expenses, gains and losses be included in net income. Although certain changes in assets and liabilities, such as unrealized gains and losses on available-for-sale securities, are reported as a separate component of the equity section of the balance sheet, such items, along with net income, are components of comprehensive income or loss. Gains and losses on available-for-sale securities are reclassified to net income as the gains or losses are realized upon sale of the securities. Other-than-temporary impairment charges are reclassified to net income at the time of the charge.

Earnings per share: Basic earnings per common share represents income available to common stockholders divided by the weighted average number of common shares outstanding during the periods presented. The earnings per common share amounts - assuming dilution were computed using the weighted average number of shares outstanding during the periods presented, adjusted for the effect of dilutive potential common shares outstanding, which consists of stock options granted. In accordance with Statement of Position 93-6, shares owned by the ESOP that have not been committed to be released are not considered to be outstanding for the purpose of computing earnings per share.

Operating segments: The Company uses the "management approach" for reporting information about segments in annual and interim financial statements. The management approach is based on the way the chief operating decision-maker organizes segments within a company for making operating decisions and assessing performance. Reportable segments are based on products and services, geography, legal structure, management structure and any other manner in which management disaggregates a company. Based on the "management approach" model, the Company has determined that its business is comprised of a single operating segment.

Stock-option plan: FASB Statement No. 123, *Accounting for Stock-Based Compensation*, establishes a fair value based method for financial accounting and reporting for stock-based employee compensation plans and for transactions in which an entity issues its equity instruments to acquire goods and services from nonemployees. However, the standard allows compensation to continue to be measured by using the intrinsic value based method of accounting prescribed by APB No. 25, *Accounting for Stock Issued to Employees*, but requires expanded disclosures. The Company has elected to apply the intrinsic value based method of accounting for stock options issued to employees. Accordingly, compensation cost for stock options is measured as the excess, if any, of the quoted market price of the Company's stock at the date of grant over the amount an employee must pay to acquire the stock.

Had compensation cost for the Plan been determined based on the grant date fair values of awards (the method described in FASB Statement No. 123), the approximate 2003, 2002 and 2001, reported net income and earnings per common share would have been decreased to the pro forma amounts shown below:

| | **2003** | 2002 | 2001 |
|---|---|---|---|
| Net income, as reported | **$ 5,848,410** | $ 5,865,161 | $ 4,474,863 |
| Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects | **(66,773)** | (110,585) | (183,477) |
| **Pro forma net income** | **$ 5,781,637** | $ 5,754,576 | $ 4,291,386 |
| Earnings per common share - basic: | | | |
| As reported | **$ 3.69** | $ 3.58 | $ 2.54 |
| Pro forma | **3.65** | 3.51 | 2.43 |
| Earnings per common share - assuming dilution: | | | |
| As reported | **$ 3.48** | $ 3.37 | $ 2.41 |
| Pro forma | **3.44** | 3.31 | 2.31 |

The fair values of the grants are estimated at the grant date using the Black-Scholes option-pricing model with the following weighted-average assumptions for grants in 2003, 2002 and 2001, respectively: dividend rate of 2.3%, 3.5% and 3.2%, price volatility of 20%, 20% and 22%, risk-free interest rates of 3.70%, 4.92% and 4.93% and expected lives of eight years for all years.

Fair value of financial instruments: The fair value of a financial instrument is the current amount that would be exchanged between willing parties, other than in a forced liquidation. Fair value is best determined based upon quoted market prices. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instruments. FASB Statement No. 107 excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Company.

The following methods and assumptions were used by the Company in estimating the fair value of its financial instruments:

Cash and due from banks: The carrying amount of cash and due from banks represents the fair value.

Securities: Fair values for all securities are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments.

Loans: For variable-rate loans that reprice frequently and have experienced no significant change in credit risk, fair values are based on carrying values. Fair values for all other loans are estimated based on discounted cash flows, using interest rates currently being offered for loans with similar terms to borrowers with similar credit quality.

Loans held for sale: Fair values are based on quoted market prices of similar loans sold on the secondary market.

Deposits: Fair values disclosed for demand, NOW, savings and money market savings deposits equal their carrying amounts, which represent the amount payable on demand. Fair values for certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of aggregate expected monthly maturities on time deposits.

Borrowed funds: The fair value of borrowed funds is estimated based on discounted cash flows using currently available borrowing rates.

Accrued interest receivable and payable: The fair values of both accrued interest receivable and payable are their carrying amounts.

Commitments to extend credit: The fair values of commitments to extend credit are based on fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and creditworthiness of the counterparties. At December 31, 2003 and 2002, the carrying amount and fair value of the commitments were not significant.

**Note 2. Securities**

Securities available-for-sale as of December 31, 2003, were as follows:

| | Amortized Cost | Gross Unrealized Gains | Gross Unrealized (Losses) | Fair Value |
|---|---|---|---|---|
| **Equity securities:** | | | | |
| **Mutual fund** | $ 2,000,000 | $ - | $ (10,060) | $ 1,989,940 |
| **Federal Home Loan Bank stock** | 4,778,200 | - | - | 4,778,200 |
| **FHLMC preferred stock** | 5,499,000 | 15,000 | (499,000) | 5,015,000 |
| **FNMA preferred stock** | 1,000,000 | 10,000 | - | 1,010,000 |
| **Other** | 2,100 | 1,675 | - | 3,775 |
| | 13,279,300 | 6,675 | (509,060) | 12,796,915 |
| **Debt securities:** | | | | |
| **State and local obligations** | 4,864,375 | 268,512 | (260) | 5,132,627 |
| **Mortgage-backed securities** | 8,922,072 | 104,434 | (3,891) | 9,022,615 |
| | 13,786,447 | 372,946 | (4,151) | 14,155,242 |
| | $ 27,065,747 | $ 399,621 | $ (513,211) | $ 26,952,157 |

Securities available-for-sale as of December 31, 2002, were as follows:

| | Amortized Cost | Gross Unrealized Gains | Gross Unrealized (Losses) | Fair Value |
|---|---|---|---|---|
| Equity securities: | | | | |
| Mutual fund | $ 2,000,000 | $ - | $ - | $ 2,000,000 |
| Federal Home Loan Bank stock | 4,478,100 | - | - | 4,478,100 |
| FHLMC preferred stock | 5,499,000 | 50,000 | (319,000) | 5,230,000 |
| FNMA preferred stock | 1,000,000 | 22,500 | - | 1,022,500 |
| Other | 2,100 | 1,298 | - | 3,398 |
| | 12,979,200 | 73,798 | (319,000) | 12,733,998 |
| Debt securities: | | | | |
| State and local obligations | 5,736,867 | 336,652 | (81) | 6,073,438 |
| Mortgage-backed securities | 3,836,033 | 190,273 | - | 4,026,306 |
| | 9,572,900 | 526,925 | (81) | 10,099,744 |
| | $22,552,100 | $ 600,723 | $ (319,081) | $22,833,742 |

No ready market exists for Federal Home Loan Bank stock and it has no quoted market value. For disclosure purposes, such stock is assumed to have a fair value which is equal to cost.

Securities available-for-sale with a carrying amount of approximately $516,000 and $522,000 at December 31, 2003 and 2002, respectively, were pledged on deposit accounts.

Securities available-for-sale with a carrying amount of approximately $6,970,000 at December 31, 2003, were pledged as collateral on Federal Home Loan Bank advances. There were no securities available-for-sale pledged as collateral for Federal Home Loan Bank advances at December 31, 2002.

Unrealized losses and fair value, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, as of December 31, 2003 are summarized as follows:

| | Less than 12 Months | | 12 Months or More | | Total | |
|---|---|---|---|---|---|---|
| | Fair Value | Unrealized Losses | Fair Value | Unrealized Losses | Fair Value | Unrealized Losses |
| Equity securities: | | | | | | |
| Mutual funds | $ 1,989,940 | $ (10,060) | $ - | $ - | $ 1,989,940 | $ (10,060) |
| FHLMC preferred stock | - | - | 2,000,000 | (499,000) | 2,000,000 | (499,000) |
| | 1,989,940 | (10,060) | 2,000,000 | (499,000) | 3,989,940 | (509,060) |
| Debt securities: | | | | | | |
| State and local obligations | 259,740 | (260) | - | - | 259,740 | (260) |
| Mortgage-backed securities | 6,969,791 | (3,891) | - | - | 6,969,791 | (3,891) |
| | 7,229,531 | (4,151) | - | - | 7,229,531 | (4,151) |
| | $ 9,219,471 | $ (14,211) | $ 2,000,000 | $ (499,000) | $11,219,471 | $ (513,211) |

For all of the above investment securities, the unrealized losses are generally due to changes in interest rates and, as such, are considered to be temporary, by the Company.

The amortized cost and fair value of debt securities as of December 31, 2003, by contractual maturity are shown below. Certain securities have call features, which allow the issuer to call the security prior to maturity. Maturities may differ from contractual maturities in mortgage-backed securities because the mortgages underlying the securities may be called or repaid without any penalties. Therefore, these securities are not included in the maturity categories in the following maturity summary:

| | Securities Available-for-Sale | |
|---|---|---|
| | Amortized Cost | Fair Value |
| Due in one year or less | $ 235,288 | $ 236,693 |
| Due from one to five years | 2,325,032 | 2,430,705 |
| Due from five to ten years | 1,668,498 | 1,759,327 |
| Due after ten years | 635,557 | 705,902 |
| Mortgage-backed securities | 8,922,072 | 9,022,615 |
| | $ 13,786,447 | $ 14,155,242 |

There were no securities sold during 2003. Gross gains of $26,352 and $800 were realized on the sale of securities available-for-sale in 2002 and 2001, respectively. Gross losses of $26,875 and $1,733 were realized on the sale of securities available-for-sale in 2002 and 2001, respectively.

Included in the interest income on securities and cash deposits was dividend income of $424,366, $550,306 and $827,994 for the years ended December 31, 2003, 2002 and 2001, respectively.

The components of other comprehensive income (loss) - net unrealized gains (losses) on available-for-sale securities for the years ended December 31, 2003, 2002 and 2001, were as follows:

| | **2003** | 2002 | 2001 |
|---|---|---|---|
| Unrealized holding gains (losses) arising during the period | **$ (395,232)** | $ (22,997) | $ 702,045 |
| Less reclassification adjustment for net (losses) realized in net income | **-** | (523) | (933) |
| **Net unrealized gains (losses) before tax (expense) benefit** | **(395,232)** | (22,474) | 702,978 |
| Tax (expense) benefit | **147,411** | 9,038 | (265,647) |
| **Other comprehensive income (loss) - net unrealized gains (losses) on securities** | **$ (247,821)** | $ (13,436) | $ 437,331 |

## Note 3. Loans Receivable

Loans receivable at December 31, 2003 and 2002, are summarized as follows:

| | **2003** | 2002 |
|---|---|---|
| First mortgage loans: | | |
| Secured by one-to-four family residences | **$171,604,211** | $146,457,845 |
| Secured by: | | |
| Multifamily properties | **69,962,902** | 70,778,861 |
| Commercial properties | **69,609,086** | 71,251,023 |
| Construction loans | **2,284,390** | 2,293,998 |
| **Total first mortgage loans** | **313,460,589** | 290,781,727 |
| Consumer loans: | | |
| Automobile | **9,800,805** | 10,114,605 |
| Second mortgage | **37,600,714** | 38,239,932 |
| Other | **6,533,556** | 5,437,535 |
| **Total consumer loans** | **53,935,075** | 53,792,072 |
| **Total loans** | **367,395,664** | 344,573,799 |
| Undisbursed portion of construction loans | **(1,855,050)** | (928,855) |
| Unearned premiums, net | **696,558** | 623,051 |
| Net deferred loan origination (fees) | **(113,077)** | (3,237) |
| Allowance for loan losses | **(3,164,857)** | (3,118,394) |
| | **$362,959,238** | $341,146,364 |

Activity in the allowance for loan losses is summarized as follows for the years ended December 31:

| | **2003** | 2002 | 2001 |
|---|---|---|---|
| Balance, beginning | **$ 3,118,394** | $ 2,883,197 | $ 2,843,149 |
| Provision charged to income | **255,000** | 383,000 | 210,000 |
| Loans charged-off | **(301,978)** | (161,842) | (182,954) |
| Recoveries | **93,441** | 14,039 | 13,002 |
| Balance, ending | **$ 3,164,857** | $ 3,118,394 | $ 2,883,197 |

The following is a summary of information pertaining to impaired loans:

| | December 31, | |
|---|---|---|
| | **2003** | 2002 |
| Impaired loans without a valuation allowance | $ - | $ - |
| Impaired loans with a valuation allowance | **614,517** | 642,967 |
| **Total impaired loans** | **$ 614,517** | $ 642,967 |
| Valuation allowance related to impaired loans | **$ 110,813** | $ 121,737 |
| Average investment in impaired loans | **$ 538,153** | $ 579,763 |

Interest income recognized on impaired loans is insignificant.

The Bank has had, and may be expected to have in the future, banking transactions in the ordinary course of business with directors, executive officers and their immediate families (commonly referred to as related parties), all of which have been, in the opinion of management, on the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with others.

Activity in loans receivable from certain executive officers and directors of the Company consisted of the following for the years ended December 31, 2003 and 2002:

| | **2003** | 2002 |
|---|---|---|
| Beginning balance | **$ 1,927,727** | $ 1,998,872 |
| New loans | **130,800** | 653,000 |
| Change in status | **-** | (37,971) |
| Repayments | **(211,184)** | (686,174) |
| Ending balance | **$ 1,847,343** | $ 1,927,727 |

## Note 4. Loan Servicing

Mortgage loans serviced for FHLMC and other banks are not included in the accompanying consolidated statements of financial condition. The unpaid principal balances of these loans at December 31, 2003 and 2002, are $43,771,993 and $31,859,427, respectively. Custodial escrow balances maintained in connection with the foregoing loan servicing were $286,580 and $217,884 at December 31, 2003 and 2002, respectively.

## Note 5. Premises and Equipment

Premises and equipment consisted of the following at December 31:

| | 2003 | 2002 |
|---|---|---|
| Land | $ 2,629,144 | $ 2,268,985 |
| Buildings and improvements | 7,479,355 | 6,042,167 |
| Construction in progress | 921,905 | 871,865 |
| Leasehold improvements | 35,259 | 35,259 |
| Furniture, fixtures and equipment | 3,418,889 | 3,150,595 |
| Vehicles | 101,955 | 96,990 |
| | 14,586,507 | 12,465,861 |
| Less accumulated depreciation | 4,744,030 | 4,269,898 |
| | $ 9,842,477 | $ 8,195,963 |

## Note 6. Deposits

Deposits at December 31 were as follows:

| | 2003 | 2002 |
|---|---|---|
| Demand and NOW accounts: | | |
| Noninterest bearing | $ 9,161,277 | $ 8,156,198 |
| Interest-bearing | 41,601,765 | 36,373,805 |
| Savings accounts | 27,764,803 | 25,692,683 |
| Money market savings | 25,785,186 | 23,747,823 |
| Certificates of deposit | 179,650,538 | 183,029,573 |
| | $ 283,963,569 | $277,000,082 |

At December 31, 2003, scheduled maturities of certificates of deposit were as follows:

| Year ending December 31: | |
|---|---|
| 2004 | $ 92,659,900 |
| 2005 | 34,269,210 |
| 2006 | 21,998,670 |
| 2007 | 19,513,073 |
| 2008 | 11,209,685 |
| | $ 179,650,538 |

Interest expense on deposits consisted of the following:

| | Years ended December 31, | | |
|---|---|---|---|
| | **2003** | 2002 | 2001 |
| NOW accounts | **$ 125,078** | $ 210,043 | $ 295,684 |
| Savings accounts | **148,651** | 281,171 | 362,320 |
| Money market savings | **258,090** | 349,875 | 928,631 |
| Certificates of deposit | **7,317,767** | 8,648,832 | 10,367,331 |
| | **$ 7,849,586** | $ 9,489,921 | $ 11,953,966 |

The aggregate amount of certificates of deposit in excess of $100,000 was $18,751,451 and $15,795,853 as of December 31, 2003 and 2002, respectively.

## Note 7. Borrowed Funds

Borrowed funds at December 31, 2003, included miscellaneous borrowings of $17,065 and borrowings from the Federal Home Loan Bank of Des Moines (FHLB) as follows:

| Stated Maturity | Weighted-Average Interest Rate | Amount | Features |
|---|---|---|---|
| 2004 | 3.04% | $ 9,000,000 | Includes $1.5 million variable rate, renewable daily |
| 2005 | 3.51 | 13,500,000 | |
| 2006 | 4.64 | 14,000,000 | |
| 2007 | 4.14 | 16,500,000 | |
| 2008 | 5.05 | 14,500,000 | Includes $9.0 million callable, various dates in 2004 |
| 2009 | 4.49 | 3,500,000 | |
| 2010 | 5.68 | 20,500,000 | Includes $17.5 million callable, various dates in 2004 |
| 2011 | 4.83 | 3,000,000 | All callable, January , 2004 |
| 2018 | 3.83 | 487,540 | 15-year amortizing, repayable 2008 |
| | 4.52% | $ 94,987,540 | |

At December 31, 2003, the Company had an unsecured $3,000,000 line of credit agreement with a Bank. The line of credit bears interest at LIBOR plus 1.85% (2.97% at December 31, 2003) and matures October 1, 2004. There were no borrowings outstanding at December 31, 2003.

Borrowed funds at December 31, 2002, included miscellaneous borrowings of $21,287 and borrowings from the FHLB of $85,005,151. Such borrowings carried a weighted-average interest rate of 4.97% with maturities ranging from 2003 through 2013.

The FHLB borrowings are collateralized by FHLB stock and qualifying first and second mortgage loans representing various percentages of the total borrowings outstanding.

## Note 8. Income Taxes and Retained Earnings

Under previous law, the provisions of the IRS and similar sections of Iowa Law permitted the Bank to deduct from taxable income an allowance for bad debts based on 8% of taxable income before such deduction or actual loss experience. Legislation passed in 1996 eliminated the percentage of taxable income method as an option for computing bad debt deductions for 1996 and in all future years.

Deferred taxes have been provided for the difference between tax bad debt reserves and the loan loss allowances recorded in the financial statements subsequent to December 31, 1987. However, at December 31, 2003, retained earnings contain certain historical additions to bad debt reserves for income tax purposes of approximately $2,445,000 as of December 31, 1987, for which no deferred taxes have been provided because the Bank does not intend to use these reserves for purposes other than to absorb losses. If these amounts which qualified as bad debt deductions are used for purposes other than to absorb bad debt losses or adjustments arising from the carryback of net operating losses, income taxes may be imposed at the then existing rates. The approximate amount of unrecognized tax liability associated with these historical additions is $929,000.

Income tax expense is summarized as follows:

| | Years ended December 31, | | |
|---|---|---|---|
| | **2003** | 2002 | 2001 |
| Current | **$ 2,722,041** | $ 3,068,047 | $ 2,541,049 |
| Deferred | **(1,475)** | (114,715) | (193,638) |
| | **$ 2,720,566** | $ 2,953,332 | $ 2,347,411 |

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Deferred tax assets and liabilities consisted of the following components as of December 31, 2003 and 2002:

| | 2003 | 2002 |
|---|---|---|
| Deferred tax assets: | | |
| Unearned shares, employee stock ownership plan | $ 17,000 | $ 28,000 |
| Allowance for loan losses | 1,180,000 | 1,075,000 |
| Unrealized losses on securities available-for-sale | 42,000 | - |
| Deferred directors fees and compensation | 42,000 | 42,000 |
| Deferred income | 73,000 | 8,000 |
| Accrued expenses | 56,000 | 46,000 |
| Dividends on employee stock ownership plan | 45,000 | 34,000 |
| Other | 39,198 | 52,049 |
| **Total gross deferred tax assets** | 1,494,198 | 1,285,049 |
| Deferred tax liabilities: | | |
| Federal Home Loan Bank stock dividend | 39,000 | 45,000 |
| Loan costs | 3,000 | 17,000 |
| Premises and equipment | 234,000 | 108,000 |
| Title plant | 181,000 | 160,000 |
| Loans acquired | 22,000 | 42,000 |
| Investments acquired | 11,000 | 16,000 |
| Servicing rights | 137,000 | 107,000 |
| Unrealized gains on securities available-for-sale | - | 105,000 |
| Other | 109,655 | 76,392 |
| **Total gross deferred tax liabilities** | 736,655 | 676,392 |
| **Net deferred tax assets** | $ 757,543 | $ 608,657 |

Total income tax expense differed from the amounts computed by applying the U.S. Federal income tax rates of 34% to income before income taxes as a result of the following:

| | Years Ended December 31, | | | | | |
|---|---|---|---|---|---|---|
| | 2003 | | 2002 | | 2001 | |
| | Amount | Percent of Pretax Income | Amount | Percent of Pretax Income | Amount | Percent of Pretax Income |
| Income before income taxes | **$ 2,913,452** | **34.0%** | $ 2,998,288 | 34.0% | $ 2,319,573 | 34.0% |
| Nontaxable income | **(149,455)** | **(1.7)** | (187,175) | (2.1) | (235,557) | (3.4) |
| State income tax, net of federal income tax benefit | **217,337** | **2.5** | 212,372 | 2.4 | 187,403 | 2.8 |
| State tax credit, net of federal income tax benefit | **(109,720)** | **(1.3)** | - | - | - | - |
| Low income housing tax credit | **(237,441)** | **(2.8)** | (153,680) | (1.7) | (153,680) | (2.3) |
| Goodwill amortization | **-** | **-** | - | - | 145,547 | 2.1 |
| Other | **86,393** | **1.0** | 83,527 | 0.9 | 84,125 | 1.2 |
| | **$ 2,720,566** | **31.7%** | $ 2,953,332 | 33.5% | $ 2,347,411 | 34.4% |

## Note 9. Employee Benefit Plans

Retirement plans: The Bank participates in a multiemployer defined benefit pension plan covering substantially all employees. This is a multiemployer plan and information as to actuarial valuations and net assets available for benefits by participating institutions is not available. The Bank recognized $278,400 and $104,500 pension expense for the years ended December 31, 2003 and 2002, respectively. There was no pension expense for the year ended December 31, 2001.

The Bank has a defined contribution plan covering substantially all employees. The Bank does not contribute to this plan.

Employee Stock Ownership Plan (ESOP): In conjunction with the Bank's conversion to stock ownership, the Bank established an ESOP for eligible employees. All employees of the Bank as of January 1, 1994, were eligible to participate immediately and employees of the Bank hired after January 1, 1994 are eligible to participate after they attain age 21 and complete one year of service during which they work at least 1,000 hours. The ESOP borrowed funds in the amount of $960,000 to purchase 104,075 shares of common stock issued in the conversion in 1994 and $840,000 to purchase 84,000 shares of common stock issued in the reorganization and conversion in 1996. These funds are borrowed from the Company.

The Bank makes contributions to the ESOP equal to the ESOP's debt service less dividends received by the ESOP. Dividends on unallocated ESOP shares are used to pay debt service. Contributions to the ESOP and shares released from the suspense account in an amount proportional to the repayment of the ESOP loan are allocated among ESOP participants on the basis of compensation in the year of allocation. Benefits generally become 100% vested after five years of credited service. Forfeitures will be reallocated among remaining participating employees, in the same proportion as contributions. Benefits may be payable in the form of stock or cash upon termination of employment. If the Company's stock is not traded on an established market at the time of an ESOP participant's termination, the terminated ESOP participant has the right to require the Bank to purchase the stock at its current fair market value. Bank management believes there is an established market for the Company's stock and therefore the Bank believes there is no potential repurchase obligation at December 31, 2003 and 2002.

As shares are released, the Bank reports compensation expense equal to the current market price of the shares. Dividends on allocated ESOP shares are recorded as a reduction of retained earnings. Dividends on unallocated ESOP shares are recorded as a reduction of debt and accrued interest. ESOP compensation expense was $548,947, $436,984 and $369,907 for the years ended December 31, 2003, 2002 and 2001, respectively.

Shares of the Company's common stock held by the ESOP, at December 31, 2003 and 2002, are as follows:

| | **2003** | 2002 |
|---|---|---|
| Allocated shares | **171,021** | 154,212 |
| Unreleased (unearned) shares | **16,916** | 32,588 |
| | **187,937** | 186,800 |
| Fair market value of unreleased (unearned) shares | **$ 623,185** | $ 1,010,228 |

Stock option plan: In 1996, the stockholders of the Company ratified the 1996 Incentive Option Plan (the Plan). The Plan provides for the grant of options at an exercise price equal to the fair market value on the date of grant. The Plan is intended to promote stock ownership by directors and selected officers and employees of the Company to increase their proprietary interest in the success of the Company and to encourage them to remain in the employment of the Company or its subsidiaries. Awards granted under the Plan may include incentive stock options, nonqualified stock options and limited rights which are exercisable only upon a change in control of the Bank or the Company. All awards to date are nonqualified stock options. The Plan was modified in 2001 when the Company authorized the granting of 40,000 additional shares of common stock.

The Plan authorizes the granting of stock options for a total of 441,105 shares of common stock. All options are granted at an exercise price which is the market price of the common stock on the grant date.

Options granted to officers become exercisable in five equal annual installments commencing on the first anniversary of the grant date and continuing on each anniversary date thereafter. The options granted to officers expire ten years from the date of grant unless an earlier expiration date is triggered by death, disability, retirement or termination, as described in the Plan. A person who becomes a director after September 21, 1996, receives an annual grant of options to purchase 2,000 shares of common stock. Options granted to directors are exercisable immediately and expire ten years from the date of grant, unless an earlier expiration date is triggered by removal for cause.

The table below reflects option activity for the period indicated:

| | Number of Shares | Weighted-Average Exercise Price per Share |
|---|---|---|
| Outstanding, December 31, 2000 | 298,710 | $ 14.01 |
| Granted | 28,000 | 19.21 |
| Forfeited | (3,800) | 19.12 |
| Exercised | (38,000) | 12.94 |
| Outstanding, December 31, 2001 | 284,910 | 14.67 |
| Granted | 11,000 | 20.59 |
| Forfeited | (1,000) | 16.95 |
| Exercised | (73,100) | 12.48 |
| Outstanding, December 31, 2002 | 221,810 | 15.67 |
| Granted | 6,000 | 31.00 |
| Forfeited | (1,000) | 19.51 |
| Exercised | (59,200) | 13.34 |
| **Outstanding, December 31, 2003** | **167,610** | **$ 17.02** |
| Options exercisable | 146,210 | $ 16.75 |
| Remaining shares available for grant | 68,605 | |

As of December 31, 2003, the 167,610 options outstanding under the Plan have exercise prices between $12.38 and $31.00. The weighted average fair value per option of options granted during the years ended December 31, 2003, 2002 and 2001, were $6.90, $4.20 and $4.48, respectively.

Employment agreements: The Company and the Bank have entered into employment agreements with a key officer. Under the terms of the agreements, the officer is entitled to additional compensation in the event of certain conditions of involuntary termination. The agreements extend for up to 36 months.

The Bank has entered into certain employment retention agreements with key officers. Under the terms of the agreements, the employees are entitled to additional compensation in the event of a change of control of the Bank or the Company and the employees are involuntarily terminated within the remaining unexpired employment period, up to 36 months. A change in control is generally triggered by the acquisition or control of 20% or more of the common stock.

**Note 10. Stockholders' Equity**

Regulatory capital requirements: The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory - and possible additional discretionary - actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), of Tier I capital (as defined) to average assets (as defined) and tangible capital to adjusted assets. Management believes, as of December 31, 2003, the Bank meets all capital adequacy requirements to which it is subject.

The most recent notification from the federal regulatory agency categorize the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized the Bank must maintain minimum total risk-based, Tier 1 risk-based and Tier 1 leverage ratios as set forth in the following table. There are no conditions or events since those notifications that management believes have changed the category.

The Bank's actual capital amounts and ratios are also presented in the following table:

| | Actual | | For Capital Adequacy Purposes | | To Be Well Capitalized Under Prompt Corrective Action Provisions | |
|---|---|---|---|---|---|---|
| | Amount (000's) | Ratio | Amount (000's) | Ratio | Amount (000's) | Ratio |
| **As of December 31, 2003:** | | | | | | |
| **Total Capital (to risk weighted assets)** | **$ 34,958** | **12.4%** | **$ 22,554** | **8.0%** | **$ 28,192** | **10.0%** |
| **Tier 1 Capital (to risk weighted assets)** | **31,816** | **11.3** | **11,277** | **4.0** | **16,915** | **6.0** |
| **Tier I (Core) Capital (to adjusted assets)** | **31,816** | **7.6** | **12,541** | **3.0** | **20,901** | **5.0** |
| **Tangible Capital (to adjusted assets)** | **31,816** | **7.6** | **6,270** | **1.5** | **-** | **-** |
| As of December 31, 2002: | | | | | | |
| Total Capital (to risk weighted assets) | $ 33,870 | 12.4% | $ 21,805 | 8.0% | $ 27,256 | 10.0% |
| Tier 1 Capital (to risk weighted assets) | 30,803 | 11.3 | 10,902 | 4.0 | 16,354 | 6.0 |
| Tier I (Core) Capital (to adjusted assets) | 30,803 | 7.8 | 11,917 | 3.0 | 19,862 | 5.0 |
| Tangible Capital (to adjusted assets) | 30,803 | 7.8 | 5,959 | 1.5 | - | - |

Limitations on dividends and other capital distributions: Office of Thrift Supervision (OTS) imposes limitations upon all capital distributions by savings institutions, including cash dividends. An institution that exceeds all fully phased-in capital requirements before and after a proposed capital distribution (Tier 1 Association) and has not been advised by the OTS that it is in need of more than normal supervision could, after prior notice but without the approval of the OTS, make capital distributions during a calendar year provided the total amount of capital distributions (including the proposed capital distribution) for the applicable calendar year does not exceed the institution's year-to-date net income plus retained net income for the preceding two years. Any additional capital distributions would require prior regulatory approval.

## Note 11. Other Noninterest Expense

Other noninterest expense amounts are summarized as follows for the years ended December 31:

| | **2003** | 2002 | 2001 |
|---|---|---|---|
| Advertising and promotion | $ **467,759** | $ 277,702 | $ 211,221 |
| Professional fees | **188,093** | 194,055 | 180,155 |
| Printing, postage, stationery and supplies | **445,609** | 437,453 | 382,832 |
| Checking account charges | **332,005** | 335,458 | 338,521 |
| Insurance | **129,875** | 106,826 | 83,602 |
| OTS general assessment | **93,455** | 88,799 | 84,138 |
| Telephone | **133,744** | 140,575 | 123,867 |
| Apartment operating costs | **335,098** | 172,941 | 143,730 |
| Employee costs | **132,632** | 164,508 | 133,380 |
| Other | **787,380** | 704,145 | 696,020 |
| | $ **3,045,650** | $ 2,622,462 | $ 2,377,466 |

## Note 12. Financial Instruments With Off-Statement of Financial Condition Risk

The Bank is a party to financial instruments with off-statement of financial condition risk in the normal course of business to meet the financing needs of its customers. These financial instruments consist primarily of commitments to extend credit. Those instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the statement of financial condition. The contract or notional amounts of those instruments reflect the extent of involvement the Bank has in particular classes of financial instruments.

The Bank uses the same credit policies in making commitments and conditional obligations as they do for on-statement of financial condition instruments.

The Bank does require collateral, or other security, to support financial instruments with credit risk.

A summary of the contract amount of the Bank's exposure to off-statement financial condition risk for commitments to extend credit is as follows:

| | Contract or Notional Amount | |
|---|---|---|
| | December 31, | |
| | **2003** | 2002 |
| Mortgage loans (including one-to-four family, multifamily and commercial loans) | $ **10,601,444** | $ 8,191,023 |
| Undisbursed overdraft loan privileges and undisbursed home equity lines of credit | **2,452,139** | 2,094,819 |

At December 31, 2003, the mortgage loan commitments above were comprised of variable-rate commitments carrying a weighted-average interest rate of 6.16% and fixed-rate commitments carrying a weighted-average interest rate of 8.26%.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since some of the commitments are expected to expire without being drawn upon, the total commitment amounts above do not necessarily represent future cash requirements. The Bank evaluates each customer's credit worthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Bank, upon extension of credit, is based on management's credit evaluation of the counterparty. Collateral held varies but normally includes real estate and personal property.

## Note 13. Lending Activities and Concentrations of Credit Risk

The Bank generally originates single family residential loans within its primary lending area of Webster, Story, Des Moines, Dallas, Polk and Henry counties in Iowa. The Bank's underwriting policies require such loans to be 80% loan to value based upon appraised values unless private mortgage insurance is obtained. Approximately $138,396,000 of the Bank's first mortgage loan portfolio at December 31, 2003, consisted of loans purchased or originated outside the state of Iowa. Concentrations by state include California with $36,703,000, Colorado with $16,710,000 and Wisconsin with $14,629,000. These are generally one-to-four family, multifamily residential and commercial real estate loans secured by the underlying properties. The loans are subject to the same underwriting guidelines as loans originated locally. The Bank is also active in originating secured consumer loans to its customers, primarily automobile and second mortgage loans. Collateral for substantially all consumer loans are security agreements and/or Uniform Commercial Code filings on the purchased asset.

## Note 14. Fair Values of Financial Instruments

The carrying amount and fair value of the Company's financial instruments as of December 31, 2003 and 2002, were as follows:

| | 2003 | | 2002 | |
|---|---|---|---|---|
| | **Carrying Amount** | **Fair Value** | Carrying Amount | Fair Value |
| | | **(nearest 000)** | | (nearest 000) |
| Financial assets: | | | | |
| Cash | **$ 10,018,573** | **$ 10,019,000** | $ 15,168,601 | $ 15,169,000 |
| Securities | **26,952,157** | **26,952,000** | 22,833,742 | 22,834,000 |
| Loans, net | **362,959,238** | **368,037,000** | 341,146,364 | 347,684,000 |
| Loans held for sale | **326,900** | **332,000** | 2,372,134 | 2,408,000 |
| Accrued interest receivable | **1,866,521** | **1,867,000** | 1,928,278 | 1,928,000 |
| Financial liabilities: | | | | |
| Deposits | **283,963,569** | **291,575,000** | 277,000,082 | 284,278,000 |
| Borrowed funds | **95,004,605** | **99,187,000** | 85,026,438 | 90,971,000 |
| Accrued interest payable | **106,538** | **107,000** | 129,899 | 130,000 |

## Note 15. Restriction on Stockholders' Equity

In 1996, the Company completed a Plan of Conversion and Reorganization, whereby the Company became a publicly traded Iowa corporation and the previous mutual organization ceased to exist. The Plan provided that when the conversion was completed, a "Liquidation Account" would be established in an amount equal to the amount of any dividends waived by the previous mutual holding company (totaling approximately $1,897,000), plus 65.5% of the Bank's total stockholders' equity, as reflected in its latest statement of financial condition in the final prospectus utilized in the conversion. The Liquidation Account is established to provide a limited priority claim to the assets of the Bank to qualifying depositors as of specified dates (Eligible Account Holders and Supplemental Eligible Account Holders) who continue to maintain deposits in the Bank after the conversion. In the unlikely event of a complete liquidation of the Bank, and only in such an event, Eligible Account Holders and Supplemental Eligible Account Holders would receive from the Liquidation Account a liquidation distribution based on their proportionate share of the then total remaining qualifying deposits.

## Note 16. Earnings Per Common Share

Presented below is the reconciliation of the numerators and denominators of the computations for earnings per common share and earnings per common share - diluted, for the years ended December 31:

| | 2003 | 2002 | 2001 |
|---|---|---|---|
| Numerator, income available to common stockholders | $ 5,848,410 | $ 5,865,161 | $ 4,474,863 |
| Denominator: | | | |
| Weighted-average shares outstanding | 1,610,209 | 1,680,679 | 1,823,100 |
| Less unallocated ESOP shares | 26,641 | 42,930 | 60,200 |
| Weighted-average shares outstanding-basic | 1,583,568 | 1,637,749 | 1,762,900 |
| Dilutive effect of stock options | 95,478 | 101,786 | 93,743 |
| Weighted-average shares outstanding-assuming dilution | 1,679,046 | 1,739,535 | 1,856,643 |
| Basic earnings per common share | $ 3.69 | $ 3.58 | $ 2.54 |
| Earnings per common share-assuming dilution | 3.48 | 3.37 | 2.41 |

## Note 17. North Central Bancshares, Inc. (Parent Company Only) Condensed Financial Statements

STATEMENTS OF FINANCIAL CONDITION
December 31, 2003 and 2002

| | 2003 | 2002 |
|---|---|---|
| **ASSETS** | | |
| Cash | $ 185,235 | $ 410,620 |
| Securities available-for-sale | 3,775 | 3,398 |
| Loans receivable, net | 3,836,000 | 1,491,000 |
| Investment in First Federal Savings Bank of Iowa | 37,936,434 | 37,029,542 |
| Deferred taxes | 3,976 | 4,127 |
| Prepaid and other assets | - | 108,269 |
| **Total assets** | $ 41,965,420 | $ 39,046,956 |
| **LIABILITIES AND EQUITY** | | |
| LIABILITIES | | |
| Dividend payable | $ 337,907 | $ 295,250 |
| Accrued expenses and other liabilities | 35,872 | 3,502 |
| **Total liabilities** | 373,779 | 298,752 |
| EQUITY | | |
| Common stock | 16,048 | 16,403 |
| Additional paid-in capital | 17,711,322 | 17,011,095 |
| Retained earnings | 24,103,330 | 21,862,248 |
| Unearned shares, employee stock ownership plan | (167,793) | (318,097) |
| Accumulated other comprehensive income (loss) | (71,266) | 176,555 |
| **Total equity** | 41,591,641 | 38,748,204 |
| **Total liabilities and equity** | $ 41,965,420 | $ 39,046,956 |

STATEMENTS OF INCOME

Years Ended December 31, 2003, 2002 and 2001

| | 2003 | 2002 | 2001 |
|---|---|---|---|
| Operating income: | | | |
| Equity in net income of subsidiary | $ 5,897,750 | $ 5,901,383 | $ 4,525,221 |
| Interest income | 63,516 | 53,759 | 69,842 |
| Gain (loss) on sale of securities available-for-sale, net | - | 26,352 | (933) |
| | 5,961,266 | 5,981,494 | 4,594,130 |
| Operating expenses: | | | |
| Interest expense | - | 844 | 394 |
| Salaries and employee benefits | 19,800 | 22,150 | 33,250 |
| Other | 122,077 | 112,759 | 118,804 |
| | 141,877 | 135,753 | 152,448 |
| **Income before income tax (benefit)** | 5,819,389 | 5,845,741 | 4,441,682 |
| Provision for income taxes (benefit) | (29,021) | (19,420) | (33,181) |
| **Net income** | $ 5,848,410 | $ 5,865,161 | $ 4,474,863 |

STATEMENTS OF CASH FLOWS
Years Ended December 31, 2003, 2002 and 2001

| | 2003 | 2002 | 2001 |
|---|---|---|---|
| CASH FLOWS FROM OPERATING ACTIVITIES | | | |
| Net income | **$ 5,848,410** | $ 5,865,161 | $ 4,474,863 |
| Adjustments to reconcile net income to net cash provided by operating activities: | | | |
| Equity in net income of First Federal Savings Bank of Iowa | **(5,897,750)** | (5,901,383) | (4,525,221) |
| Dividends received from First Federal Savings Bank of Iowa | **5,750,000** | 5,000,000 | 4,750,000 |
| (Gain) loss on sale of securities-available-for-sale | **-** | (26,352) | 933 |
| Change in deferred income taxes | **(458,243)** | (375,748) | (107,233) |
| Change in assets and liabilities: | | | |
| Prepaid expenses and other assets | **108,269** | (25,256) | (11,384) |
| Accrued expenses and other liabilities | **32,370** | 3,103 | 399 |
| **Net cash provided by operating activities** | **5,383,056** | 4,539,525 | 4,582,357 |
| CASH FLOWS FROM INVESTING ACTIVITIES | | | |
| Net (increase) decrease in loans receivable | **(2,345,000)** | (920,000) | 530,000 |
| Proceeds from sale of securities available-for-sale | **-** | 277,727 | 220,125 |
| **Net cash provided by (used in) investing activities** | **(2,345,000)** | (642,273) | 750,125 |
| CASH FLOWS FROM FINANCING ACTIVITIES | | | |
| Net increase (decrease) in short-term borrowings | **-** | (250,000) | 250,000 |
| Purchase of treasury stock | **(3,234,239)** | (3,569,328) | (5,280,545) |
| Proceeds from issuance of common stock | **1,248,230** | 1,283,365 | 557,640 |
| Dividends paid | **(1,277,432)** | (1,128,628) | (1,028,210) |
| **Net cash (used in) financing activities** | **(3,263,441)** | (3,664,591) | (5,501,115) |
| **Net increase (decrease) in cash** | **(225,385)** | 232,661 | (168,633) |
| CASH | | | |
| Beginning | **410,620** | 177,959 | 346,592 |
| Ending | **$ 185,235** | $ 410,620 | $ 177,959 |

NORTH CENTRAL BANCSHARES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

## Note 18. Quarterly Results of Operations (Unaudited)

| | Year Ended December 31, 2003 | | | |
|---|---|---|---|---|
| | First Quarter | Second Quarter | Third Quarter | Fourth Quarter |
| | (In thousands, except per share amounts) | | | |
| Interest income | $ 6,526 | $ 6,441 | $ 6,343 | $ 6,146 |
| Interest expense | 3,180 | 3,137 | 3,056 | 2,969 |
| **Net interest income** | 3,346 | 3,304 | 3,287 | 3,177 |
| Provision for loan losses | 60 | 60 | 75 | 60 |
| **Net interest income after provision for loan losses** | 3,286 | 3,244 | 3,212 | 3,117 |
| Noninterest income: | | | | |
| Fees and service charges | 564 | 627 | 681 | 992 |
| Abstract fees | 434 | 495 | 521 | 361 |
| Mortgage banking income | 174 | 275 | 311 | 68 |
| Other income | 221 | 302 | 251 | 293 |
| **Total noninterest income** | 1,393 | 1,699 | 1,764 | 1,714 |
| Noninterest expense: | | | | |
| Compensation and employee benefits | 1,432 | 1,412 | 1,506 | 1,600 |
| Premises and equipment | 309 | 307 | 321 | 350 |
| Data processing | 134 | 156 | 143 | 145 |
| Other | 682 | 779 | 791 | 793 |
| **Total noninterest expense** | 2,557 | 2,654 | 2,761 | 2,888 |
| Income before income taxes | 2,122 | 2,289 | 2,215 | 1,943 |
| Provision for income taxes | 620 | 761 | 721 | 619 |
| **Net income** | $ 1,502 | $ 1,528 | $ 1,494 | $ 1,324 |
| Basic earnings per share | $ 0.94 | $ 0.97 | $ 0.95 | $ 0.83 |
| Diluted earnings per share | $ 0.88 | $ 0.92 | $ 0.90 | $ 0.78 |

| | Year Ended December 31, 2002 | | | |
|---|---|---|---|---|
| | First Quarter | Second Quarter | Third Quarter | Fourth Quarter |
| | (In thousands, except per share amounts) | | | |
| Interest income | $ 6,531 | $ 6,760 | $ 6,937 | $ 6,737 |
| Interest expense | 3,493 | 3,498 | 3,533 | 3,387 |
| **Net interest income** | 3,038 | 3,262 | 3,404 | 3,350 |
| Provision for loan losses | 180 | 90 | 56 | 57 |
| **Net interest income after provision for loan losses** | 2,858 | 3,172 | 3,348 | 3,293 |
| Noninterest income: | | | | |
| Fees and service charges | 589 | 596 | 662 | 528 |
| Abstract fees | 397 | 402 | 436 | 451 |
| Mortgage banking fees | 108 | 107 | 167 | 365 |
| Gain (loss) on sale of securities available-for-sale | (1) | - | 1 | - |
| Other income | 222 | 281 | 243 | 175 |
| **Total noninterest income** | 1,315 | 1,386 | 1,509 | 1,519 |
| Noninterest expense: | | | | |
| Compensation and employee benefits | 1,266 | 1,324 | 1,261 | 1,372 |
| Premises and equipment | 309 | 302 | 261 | 320 |
| Data processing | 129 | 132 | 131 | 152 |
| Other | 662 | 647 | 628 | 686 |
| **Total noninterest expense** | 2,366 | 2,405 | 2,281 | 2,530 |
| Income before income taxes | 1,807 | 2,153 | 2,576 | 2,282 |
| Provision for income taxes | 576 | 729 | 868 | 780 |
| **Net income** | $ 1,231 | $ 1,424 | $ 1,708 | $ 1,502 |
| Basic earnings per share | $ 0.75 | $ 0.87 | $ 1.04 | $ 0.92 |
| Diluted earnings per share | $ 0.71 | $ 0.81 | $ 0.98 | $ 0.87 |

| | Year Ended December 31, 2001 | | | |
|---|---|---|---|---|
| | First Quarter | Second Quarter | Third Quarter | Fourth Quarter |
| | (In thousands, except per share amounts) | | | |
| Interest income | $ 7,040 | $ 6,922 | $ 6,894 | $ 6,644 |
| Interest expense | 4,381 | 4,255 | 4,105 | 3,773 |
| **Net interest income** | 2,659 | 2,667 | 2,789 | 2,871 |
| Provision for loan losses | 30 | 60 | 60 | 60 |
| **Net interest income after provision for loan losses** | 2,629 | 2,607 | 2,729 | 2,811 |
| Noninterest income: | | | | |
| Fees and service charges | 409 | 471 | 503 | 610 |
| Abstract fees | 302 | 378 | 388 | 438 |
| Other income | 328 | 386 | 377 | 502 |
| **Total noninterest income** | 1,039 | 1,235 | 1,268 | 1,550 |
| Noninterest expense: | | | | |
| Compensation and employee benefits | 1,100 | 1,048 | 1,127 | 1,225 |
| Premises and equipment | 297 | 289 | 290 | 350 |
| Data processing | 106 | 117 | 117 | 130 |
| Goodwill amortization | 118 | 118 | 118 | 118 |
| Other expenses | 553 | 612 | 583 | 630 |
| **Total noninterest expense** | 2,174 | 2,184 | 2,235 | 2,453 |
| Income before income taxes | 1,494 | 1,658 | 1,762 | 1,908 |
| Provision for income taxes | 513 | 548 | 608 | 678 |
| **Net income** | $ 981 | $ 1,110 | $ 1,154 | $ 1,230 |
| Basic earnings per share | $ 0.53 | $ 0.62 | $ 0.66 | $ 0.73 |
| Diluted earnings per share | $ 0.51 | $ 0.59 | $ 0.62 | $ 0.69 |

# MANAGEMENT OF THE HOLDING COMPANY AND THE BANK

The Board of Directors of the Holding Company is divided into three classes, each of which contains approximately one-third of the Board. The Bylaws of the Holding Company currently authorize seven directors. Currently, all directors of the Holding Company are also directors of the Bank.

**Continuing Directors**

*David M. Bradley, CPA* is Chairman of the Board, President and Chief Executive Officer.

*Robert H. Singer, Jr.* is the executive director of the Fort Dodge Area Chamber of Commerce. Mr. Singer was formerly the co-owner of Calvert, Singer & Kelley Insurance Services, Inc., an insurance agency, in Fort Dodge, Iowa.

*Mark Thompson* is the owner of Mark Thompson, CPA, P.C., in Fort Dodge, Iowa and has been a certified public accountant since 1978.

**Nominees for Election as Directors**

*Melvin R. Schroeder* was formerly the Vice President of Instruction at Iowa Central Community College in Fort Dodge, Iowa. Mr. Schroeder retired in 2001.

*Randall L. Minear* is the President of Terrus Real Estate Group, located in Des Moines, Iowa. He formerly served at the Director of Corporate Real Estate for The Principal Financial Group and as President of Principal Real Estate Services, a subsidiary of The Principal Financial Group.

*C. Thomas Chalstrom* has been employed with the Bank since 1985, was named Executive Vice President in December 1994. Mr. Chalstrom was named Chief Operating Officer of the Bank in December 1998.

**Noncontinuing Directors**

*KaRene Egemo* was the owner of Egemo Realty, Inc. in Fort Dodge, Iowa. Mrs. Egemo passed away February 18, 2004.

*Craig R. Barnes* is a Senior Vice President for Commercial Capital Markets for Washington Mutual. Mr. Barnes was formerly the Executive Director of International Products for Principal Capital Management, a member of the Principal Financial Group.

**Executive Officers Who are Not Directors or Nominees**

*Jean L. Lake* is Secretary of the Holding Company and the Bank.

*John L. Pierschbacher, CPA* is Chief Financial Officer of the Bank and Treasurer of the Holding Company and the Bank.

*Kirk A. Yung* is Senior Vice President of the Holding Company and the Bank.

# SHAREHOLDER INFORMATION

## Price Range of the Company's Common Stock

The Company's Common Stock trades on The Nasdaq National Market System under the symbol "FFFD." The following table shows the high and low per share sales prices of the Company's Common Stock as reported by Nasdaq and the dividends declared per share during the periods indicated. Such quotations reflect inter-dealer prices, without retail markup, markdown or commission and may not necessarily represent actual transactions.

| | Price Range ($) | | |
|---|---|---|---|
| Quarter Ended | High | Low | Dividends Declared Per Share |
| 2002 | | | |
| First Quarter | 23.88 | 20.00 | 0.18 |
| Second Quarter | 29.40 | 23.35 | 0.18 |
| Third Quarter | 28.99 | 23.00 | 0.18 |
| Fourth Quarter | 31.00 | 27.10 | 0.18 |
| 2003 | | | |
| First Quarter | 36.10 | 31.60 | 0.21 |
| Second Quarter | 35.87 | 31.30 | 0.21 |
| Third Quarter | 36.71 | 33.64 | 0.21 |
| Fourth Quarter | 38.68 | 35.58 | 0.21 |

The Company's Common Stock was traded at $38.80 as of March 8, 2004.

## Information Relating to the Company's Common Stock

As of March 8, 2004, the Company had 1,262 shareholders of record, which includes the number of persons or entities who hold their Common Stock in nominee or "street" name through various brokerage firms. As of such date 1,588,280 shares of the Common Stock were outstanding.

The Company's current quarterly dividend is $0.25 per share. The Board of Directors of the Company plans to maintain a regular quarterly dividend in the future and will continue to review the dividend payment amount in relation to the Company's earnings, financial condition and other relevant factors (such as regulatory requirements).

The Bank will not be permitted to pay dividends to the Holding Company on its capital stock if its shareholders' equity would be reduced below the amount required for the liquidation account. For information concerning federal regulations which apply to the Bank in determining the amount of proceeds which may be retained by the Company and regarding a savings institution's ability to make capital distributions including payment of dividends to its holding company, see Note 10 to the Consolidated Financial Statements.

Unlike the Bank, the Holding Company is not subject to OTS regulatory restrictions on the payment of dividends to its shareholders, although the source of such dividends will be dependent primarily upon the dividends from the Bank. The Holding Company is subject to the requirements of Iowa law, which prohibit the Holding Company from paying a dividend if, after giving it effect, either of the following would result: (a) the Holding Company would not be able to pay its debts as they become due in the usual course of business; or (b) the Holding Company's total assets would be less than the sum of its total liabilities plus the amount that would be needed, if the Holding Company were to be dissolved at the time of the distribution, to satisfy the preferential rights upon dissolution of shareholders whose preferential rights are superior to those receiving the distribution.

## Annual Meeting

The Annual Meeting of Shareholders of the Company will be held at 10:00 a.m., Central Time, Friday, April 23, 2004 at the Trolley Center, located at 900 Central Avenue, Fort Dodge, Iowa.

## Stockholders and General Inquiries

David M. Bradley
North Central Bancshares, Inc.
c/o First Federal Savings Bank of Iowa
825 Central Avenue
Fort Dodge, Iowa 50501
(515) 576-7531
www.firstfederaliowa.com

## Stock Exchange

The Company's Common Shares are listed under the symbol "FFFD" on NASDAQ

**General Counsel**
Johnson, Erb, Bice, Kramer, Good & Mulholland, P.C.
809 Central Avenue
Fort Dodge, Iowa 50501

**Independent Auditor**
McGladrey & Pullen, LLP
400 Locust Street Suite 640
Des Moines, Iowa 50309

**Special Counsel**
Thacher Proffitt & Wood LLP
1700 Pennsylvania Avenue, N.W., Suite 800
Washington, D.C. 20006

**Transfer Agent**
Computershare Investor Services
350 Indiana Street Suite 800
Golden, Colorado 80401
(303) 262-0600 or 800-962-4284
e-mail: inquire@computershare.com
www.computershare.com

## Publications - Annual Report on Form 10-K

A copy of the Company's Annual Report Form 10-K (without exhibits) for the fiscal year ended December 31, 2003 will be furnished without charge to shareholders of record as of March 8, 2004 upon written request to Jean L. Lake, Corporate Secretary, North Central Bancshares, Inc., c/o First Federal Savings Bank of Iowa, 825 Central Avenue, Fort Dodge, Iowa 50501. The Annual Report Form 10-K report is available online through the SEC Electronic Data Gathering, Analysis and Retrieval (EDGAR) filings at www.sec.gov.

## Dividend Reinvestment and Stock Purchase Plan

This plan provides shareholders with the ability to reinvest automatically their cash dividends in additional shares of North Central Bancshares, Inc. common stock. This plan also provides shareholders the opportunity to make quarterly cash purchases of additional shares of the Company's common stock.

For more information, contact Computershare Investor Services (see address above) or visit Computershare's website at www.computershare.com

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First Federal Savings Bank
OF IOWA

www.firstfederaliowa.com

| *Fort Dodge* | *Fort Dodge* | *Nevada* | *Ames* | *Perry* |
|---|---|---|---|---|
| 825 Central | 201 So. 25th St. | 404 Lincoln Hwy. | 316 So. Duff | 1111 - 141st St. |
| **515-576-7531** | **515-576-3177** | **515-382-5408** | **515-232-4304** | **515-465-3187** |
| *Ankeny* | *Clive* | *Burlington* | *Burlington* | *Mt. Pleasant* |
| 2110 SE Delaware | 13150 Hickman Road | 1010 No. Roosevelt | 321 No. Third St. | 102 So. Main |
| **515-963-4488** | **515-440-6300** | **319-754-6521** | **319-754-7517** | **319-385-8000** |